UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 2016

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐    No ☒

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

as of 31 March 31, 2016 and December 31, 2015

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Statements of Financial Position

As of March 31, 2016 and December 31, 2015

ASSETS	NOTE	03.31.2016	12.31.2015
		ThCh$	ThCh $
Current assets:

Cash and cash equivalents	4	86,811,651	129,160,939
Other financial assets	5	102,589,274	87,491,931
Other non-financial assets	6.1	8,884,085	8,686,156
Trade and other accounts receivable, net	7	143,932,044	176,385,836
Accounts receivable from related companies	11.1	4,111,579	4,610,500
Inventory	8	134,715,644	133,333,253
Current tax assets	9.2	5,073,358	7,741,241
Total Current Assets		486,117,635	547,409,856

Non-Current Assets:
Other financial assets	5	136,965,539	181,491,527
Other non-financial assets	6.2	17,572,809	18,289,901
Trade and other receivables	7	6,254,782	5,931,999
Accounts receivable from related parties	11.1	14,732	14,732
Investments accounted for under the equity method	13.1	62,956,230	54,190,546
Intangible assets other than goodwill	14.1	667,366,101	665,666,655
Goodwill	14.2	96,875,548	95,835,936
Property, plant and equipment	10.1	626,430,377	640,529,872
Total Non-Current Assets		1,614,436,118	1,661,951,168
Total Assets		2,100,553,753	2,209,361,024

The accompanying notes 1 to 30 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. Y FILIALES

Interim Consolidated Statements of Financial Position

as of March 31, 2016 and December 31, 2015

LIABILITIES AND EQUITY	NOTE	03.31.2016	12.31.2015
		ThCh $	ThCh $
LIABILITIES

Current Liabilities:
Other financial liabilities	15	57,748,882	62,217,688
Trade and other accounts payable	16	162,165,482	212,526,368
Accounts payable to related parties	11.2	36,931,462	48,652,827
Provisions	17	725,229	326,093
Income taxes payable	9.2	10,982,023	7,494,832
Employee benefits current provisions	12	20,354,173	31,790,759
Other non-financial liabilities	18	11,317,174	17,565,643
Total Current Liabilities		300,224,425	380,574,210

Non-Current Liabilities:
Other financial liabilities	15	736,310,179	765,299,344
Trade and other payables	16	9,204,252	9,303,224
Provisions	17	66,287,241	63,975,724
Deferred income tax liabilities	9.4	129,606,007	130,201,701
Post-employment benefit liabilities	12.3	8,368,414	8,230,030
Other non-financial liabilities	18	224,585	242,491
Total Non-Current Liabilities		950,000,678	977,252,514

Equity:
Issued capital	19	270,737,574	270,737,574
Retained earnings		297,863,946	274,755,431
Other reserves		260,248,817	284,980,830
Equity attributable to equity holders of the parent		828,850,337	830,473,835
Non-controlling interests		21,478,313	21,060,465
Total Equity		850,328,650	851,534,300
Total Liabilities and Equity		2,100,553,753	2,209,361,024

The accompanying notes 1 to 30 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Statements of Income by Function for the periods ended at March 31, 2016 and 2015

		01.01.2016	01.01.2015
	NOTE	03.31.2016	03.31.2015
		ThCh$	ThCh$
Net sales		459,113,133	503,720,582
Cost of sales	23	(265,190,744)	(294,030,388)
Gross Profit		193,922,389	209,690,194
Other income	24	120,688	165,638
Distribution expenses	23	(46,679,191)	(51,937,983)
Administrative expenses	23	(80,829,584)	(91,808,336)
Other expenses	25	(3,774,983)	(4,350,467)
Other (loss) gains	27	(863,929)	(1,346,742)
Financial income	26	2,758,171	2,539,833
Financial expenses	26	(12,363,837)	(15,399,516)
Share of (loss) profit of investments accounted for using the equity method	13.3	763,051	920,377
Foreign exchange differences		(213,563)	(731,990)
Loss from differences in indexed financial assets and liabilities		(1,572,354)	365,186
Net income before income taxes		51,266,858	48,106,194
Income tax expense	9.3	(17,731,024)	(11,842,104)
Net income		33,535,834	36,264,090

Net income attributable to:
Equity holders of the parent		33,012,164	36,064,641
Non-controlling interests		523,670	199,449
Net income		33,535,834	36,264,090

Earnings per Share, basic and diluted		Ch$	Ch$
Earnings per Series A Share	19.5	33.21	36.29
Earnings per Series B Share	19.5	36.54	39.91

The accompanying notes 1 to 30 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. Y FILIALES

Intermediate Consolidated Statements of Comprehensive Income

for the periods ended at March 31, 2016 and 2015

	01.03.2016	01.01.2015
	03.31.2016	03.31.2015
	ThCh$	ThCh$

Net income	33,535,834	36,264,090
Other Comprehensive Income:
Components of other comprehensive income that are not re-measured to net income for the period, before taxes
Actuarial losses from defined benefit plans	84,412	—
Components of other comprehensive income that will be re-measured to net income for the period, before taxes
Gains (losses) from exchange rate translation differences	(13,107,055)	(52,339,523)
Gains from cash flow hedges	(16,611,847)	13,276,909
Income tax related to components of other comprehensive income that are not re-measured to net income for the period
Income tax benefit related to defined benefit plans	(20,259)	—
Income tax related to components of other comprehensive income that will be re-measured to net income for the period
Income tax, related to exchange rate translation differences	(911,973)	2,621,613
Income tax related to cash flow hedges	5,728,887	(4,390,795)
Total comprehensive income	8,697,999	(4,567,706)
Total comprehensive income attributable to:
Equity holders of the parent	8,280,151	(4,691,339)
Non-controlling interests	417,848	123,633
Total comprehensive income	8,697,999	(4,567,706)

The accompanying notes 1 to 30 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statement of Changes in Equity

for the periods ended March 31, 2016 and 2015

		Other reserves
	Issued capital	Translation reserves	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	ThCh $	ThCh$	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $
Opening balance at 01/01/2016	270,737,574	(167,447,157)	27,087,214	(1,796,285)	427,137,058	284,980,830	274,755,431	830,473,835	21,060,465	851,534,300
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	33,012,164	33,012,164	523,670	33.535.834
Other comprehensive income	—	(13,892,409)	(10,882,960)	43,356	—	(24,732,013)	—	(24,732,013)	(105,822)	(24.837.835)
Comprehensive income	—	(13,892,409)	(10,882,960)	43,356	—	(24,732,013)	33,012,164	8,280,151	417,848	8.697.999
Dividends	—	—	—	—	—	—	(9,903,649)	(9,903,649)	—	(9,903,649)
Total changes in equity	—	(13,892,409)	(10,882,960)	43,356	—	(24,732,013)	23,108,515	(1,623,498)	417,848	(1,205,650)
Ending balance at 03.31.2016	270,737,574	(181,339,566)	16,204,254	(1,752,929)	427,137,058	260,248,817	297,863,946	828,850,337	21,478,313	850,328,650

		Other reserves
	Issued capital	Translation reserves	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	ThCh $	ThCh$	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $
Opening balance at 01/01/2015	270,737,574	(53,285,698)	6,125,615	(1,237,993)	427,137,058	378,738,982	247,817,939	897,294,495	21,703,238	918,997,733
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	36,064,641	36,064,641	199,449	36.264.090
Other comprehensive income	—	(49,642,094)	8,886,114	—	—	(40,755,980)	—	(40,755,980)	(75,816)	(40.831.796)
Comprehensive income	—	(49,642,094)	8,886,114	—	—	(40,755,980)	36,064,641	(4,691,339)	123,633	(4.567.706)
Dividends	—	—	—	—	—	—	(10,819,395)	(10,819,395)	—	(10,819,395)
Total changes in equity	—	(49,642,094)	8,886,114	—	—	(40,755,980)	25,245,246	(15,510,734)	123,633	(15,387,101)
Ending balance at 03.31.2015	270,737,574	(102,927,792)	15,011,729	(1,237,993)	427,137,058	337,983,002	273,063,185	881,783,761	21,826,871	903,610,632

The accompanying notes 1 to 30 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statement of Cash Flows

for the periods ended December 31, 2016 and 2015

		01.03.2016	01.01.2015
Cash flows provided by Operating Activities	NOTE	03.31.2016	03.31.2015
		ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from customers (including taxes)		608,893,688	686,447,463
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(415,153,784)	(465,261,725)
Payments to employees		(57,105,641)	(59,512,969)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(79,005,158)	(87,785,761)
Interest payments		(20,332,667)	(23,793,441)
Interest received		2,251,748	1,512,817
Income tax payments		(5,674,435)	(14,456,687)
Other cash movements (tax on bank debits Argentina and others)		(2,030,136)	(2,146,887)
Flujos de efectivo netos procedentes de actividades de operación		31,843,615	35,002,810

Cash flows used in Investing Activities

Cash flows from the sale of equity investees (sale of investment in Leao Alimentos e Bebidas Ltda.)	13.2	(6,243,114)	—
Proceeds from sale of property, plant and equipment		6,082	1,893,639
Purchase of property, plant and equipment		(27,138,572)	(23,045,049)
Proceeds from other long term assets (term deposits over 90 days)		87,508,674	14,291,947
Purchase of other long term assets (term deposits over 90 days)		(102,589,274)	(7,517,090)
Payments on forward, term, option and financial exchange agreements		(110,644)	(721,261)
Net cash flows used in Investing Activities		(48,566,847)	(15,097,814)

Cash Flows generated from (used in) Financing Activities

Proceeds from long-term loans obtained		—	1,700,007
Proceeds from short-term loans obtained		6,263,301	48,508,180
Proceeds from loans obtained		6,263,301	50,208,187
Loan payments		(7,667,297)	(46,800,402)
Payments of finance lease liabilities		(1,277,185)	(1,063,464)
Dividend payments by the reporting entity		(16,897,064)	(8,945,625)
Other inflows (outflows) of cash (Placement and payment of public obligations)		(3,206,946)	(3,066,730)
Net cash flows generated by (used in) Financing Activities		(22,785,191)	(9,668,034)

Net (decrease) increase in cash and cash equivalents before exchange differences		(39,508,423)	10,236,962
Effects of exchange differences on cash and cash equivalents		(2,840,865)	(6,282,083)
Net (decrease) increase in cash and cash equivalents		(42,349,288)	3,954,879
Cash and cash equivalents — beginning of year	4	129,160,939	79,514,434
Cash and cash equivalents - end of year	4	86,811,651	83,469,313

The accompanying notes 1 to 30 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1 - CORPORATE INFORMATION

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Chilean Superintendence of Securities and Insurance (SVS) pursuant to Law 18.046.

The principal activities of Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) are to produce and sell Coca-Cola products and other Coca-Cola beverages. After the merger and recent acquisitions, the Company has operations in Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are regions II, III, IV, XI, XII, Metropolitan Region, Rancagua and San Antonio. In Brazil, the Company has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, Nova Iguaçu, part of Sao Paulo and part of Minas Gerais. In Argentina, the Company has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay the franchised territory coveres the whole country. The Company has distribution licenses from The Coca-Cola Company in all of its territories: Chile, Brazil, Argentina and Paraguay. Licenses for the territories in Chile expire in 2018 and 2019; in Argentina in 2017; in Brazil in 2017 and in Paraguay they expire in 2020. The Coca-Cola Company chooses to grant all of these licenses, and they are expected to be renewed under similar conditions on the date of expiration.

As of March 31, 2016, the Freire Group and its related companies hold 55.68% of the outstanding shares with voting rights, corresponding to the Series A shares.

The head office of Embotelladora Andina S.A. is located on Miraflores 9153, municipality of Renca, Santiago, Chile. Its taxpayer identification number is 91.144.000-8.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1          Periods covered

These consolidated financial statements encompass the following periods:

Consolidated statements of financial position: For the periods ended at March 31, 2016 and  December 31, 2015.

Consolidated statements of income by function and comprehensive income: For the periods from January 1 to March 31, 2016  and 2015.

Consolidated statements of cash flows: For the periods from January 1 to March 31, 2016 and 2015, using the “direct method”.

Consolidated statements of changes in equity:  For the periods between January 1 and March 31, 2016 and 2015 .

2.2          Basis of preparation

The Company’s Consolidated Financial Statements for the period ended March 31, 2016 and December 31, 2015 were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”).

Those Spanish language IFRS consolidated financial statements consisted of consolidated statements of financial position as of March, 31 2016 and December 31, 2015 along with consolidated income statements by function, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows (and related disclosures), each for the two periods ended March 31, 2016 and 2015. Those Spanish language consolidated financial statements prepared in accordance with IFRS were then subsequently approved by the Board of Directors during their meeting held on April 26, 2016.

These Consolidated Financial Statements have been prepared based on accounting records kept by the Embotelladora Andina S.A. (“Parent Company”) and by other entities forming part thereof. Each entity prepares its financial statements following the accounting principles and standards applicable in each country. Adjustments and reclassifications have been made, as necessary, in the consolidation process to align such principles and then adapt them to IFRS.

2.3          Basis of consolidation

2.3.1       Subsidiaries

These consolidated financial statement incorporate the financial statements of the Company and the companies controlled by the Company (its subsidiaries).  Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities as of March 31, 2016 and December 31,2015 and results of operations and cash flows for the periods ended December 31, 2016 and 2015. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through to the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred to the former owners of the acquire or assumed on the date that control is obtained. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances, income, expenses and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries are changed to ensure consistency with the policies adopted by the Company, where necessary.

The interest of non-controlling shareholders is presented in “Non-Controlling Interest” in the consolidated income statement and “Earnings attributable to non-controlling interests”, in the consolidated statement of changes in equity.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows after eliminating intercompany balances and transactions.

The list of subsidiaries included in the consolidation is detailed as follows:

		Holding control (percentage)
		03-31-2016			12-31-2015
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.71	99.28	99.99	0.71	99.28	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27
96.971.280-6	Inversiones Los Andes Ltda.	99.99	—	99.99	99.99	—	99.99
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.775.460-0	Sociedad de Transportes Trans-Heca Limitada	—	99.99	99.99	—	99.99	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	—	99.99	99.99	—	99.99
76.389.720-6	Vital Aguas S.A.	66.50	—	66.50	66.50	—	66.50
93.899.000-k	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

2.3.2       Investments accounted for under the equity method

Associates are all entities over which the Company exercises significant influence but does not have control. Investments in associates are accounted for using the equity method of accounting.

The Company’s share in profit or loss in associates subsequent to the acquisition date is recognized in the income statement.

Unrealized gains in transactions between the Company and its associates are eliminated to the extent of the Company´s interests in those associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment on the asset transferred. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company.

2.4          Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                  Paraguayan operations

2.5          Foreign currency translation

2.5.1       Functional currency and presentation currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Chilean pesos, which is the parent company’s functional currency and the Company´s presentation currency.

2.5.2       Balances and transactions

Foreign currency transactions are translated into the functional currency using the foreign exchange rates prevailing on the dates of the transactions. Losses and gains in foreign currency resulting from the liquidation of these transactions and the translation at the closing exchange rate of monetary assets and liabilities denominated in foreign currency are recognized in the income statements under foreign exchange rate differences, except when they correspond to cash flow hedges; in which case they are presented in the statement of comprehensive income.

The exchange rates at the close of each of the periods presented were as follows:

	Exchange rate to the Chilean peso
Date	US$ dollar	R$ Brazilian Real	A$ Argentine Peso	UF Unidad de Fomento	Paraguayan Guaraní	€ Euro
03.31.2016	669.80	188.20	45.56	25,812.05	0.1190	762.26
12.31.2015	710.16	181.87	54.46	25,629.09	0.1217	774.61

2.5.3       Translation of foreign subsidiaries

The financial position and results of all entities in the Company (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)                         Assets and liabilities for the statement of financial position are translated at the closing exchange rate as of the reporting date;

(ii)                      Income and expenses of the income statement are translated at average exchange rates for the period; and

(iii)                   All resulting translation differences are recognized in other comprehensive income.

The companies that have a functional currency different from the presentation currency of the parent company are:

Company	Functional currency
Rio de Janeiro Refrescos Ltda.	R$Brazilian Real
Embotelladora del Atlántico S.A.	A$Argentine Peso
Andina Empaques Argentina S.A.	A$Argentine Peso
Paraguay Refrescos S.A.	G$Paraguayan Guaraní

In consolidation, translation differences arising from the translation of net investments in foreign entities are recognized in other comprehensive income. Exchange differences from accounts receivable which are considered to be part of an equity investment are recognized as comprehensive income net of deferred taxes, if applicable. On disposal of the investment, such translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

2.6          Property, plant, and equipment

Assets included in property, plant and equipment are recognized at their historical cost or fair value on the IFRS transition date, less depreciation and cumulative impairment losses.

Historical cost of property, plant and equipment includes expenditures that are directly attributable to the acquisition of the items less government subsidies resulting from the difference between market interest rates and the government´s preferential credit rates. Historical cost also includes revaluations and price-level restatements of opening balances (attributable cost) at January 1, 2009, in accordance with the exemptions in IFRS 1.

Subsequent costs are included in the asset´s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the reporting period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Software licenses, furniture and supplies	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of assets are reviewed and adjusted at the end of each financial statement reporting period, if appropriate.

When the value of an asset is greater than its estimated recoverable amount, the value is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to the income statement.

If there are items available for sale, and comply with the conditions of IFRS 5 “Non-current assets held for sale and discontinued operations” are separated from property, plant and equipment and are presented within current assets at the lower value between the book value and its fair value less selling costs.

2.7          Intangible assets and Goodwill

2.7.1       Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Goodwill is recognized separately and tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units; from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2       Distribution rights

Distribution rights are contractual rights to produce and distribute products under the Coca-Cola brand in certain territories in Argentina, Brazil, Chile and Paraguay which were acquired during Business Combination.  Distribution rights have an indefinite useful life and are not amortized, as the Company believes that the agreements will be renewed indefinitely by the Coca-Cola Company with similar terms and conditions.  They are subject to impairment tests on an annual basis.

2.7.3       Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Software is amortized in administrative expenses in the consolidated income statement over a period of four years.

2.8          Impairments of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

2.9          Financial assets

The Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables, financial assets held to maturity, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

At each reporting date the Company assesses if there is evidence of impairment for any asset or group of financial assets.

2.9.1       Financial assets at fair value through profit or loss

Fair value financial assets with changes in results are financial assets available for sale in the short term. A financial asset is classified under this category if it is acquired mainly for the purpose of selling it in the short term.  Assets in this category are classified as current assets.

Derivatives are also categorized as held for trading unless they are designated as hedges.

Gains or losses from changes in fair value of financial assets at fair value through profit and loss are recognized in the income statement under financial income or expense during the year in which they incur.

2.9.2       Loans and receivables

Loans and accounts receivable are financial assets with fixed and determinable payments that are not quoted in an active market period. Loans and receivables are not quoted in an active market. They are included in current assets, unless they are due more than 12 months from the reporting date, in which case they are classified as non-current assets. Loans and receivables are included in trade and other receivables in the consolidated statement of financial position and they are recorded at their amortized cost less a provision for impairment.

An impairment is recorded on trade accounts receivable when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The loss is recognized in administrative expenses in the consolidated income statement

2.9.3       Financial assets held to maturity

Other financial assets corresponds to bank deposits that the Company’s management has the positive intention and ability to hold until their maturity. They are recorded in current assets because they mature in less than 12 months from the reporting date and are carried at cost, which approximates their fair value considering their short-term nature.

Accrued interest is recognized in the consolidated income statement under financial income.

2.10        Derivatives financial instruments and hedging activities

The Company uses derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, property, plant and equipment, and loan obligations.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1     Derivative financial instruments designated as cash flow hedges

The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within “other gains (losses)”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within “foreign exchange differences”.  When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2     Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the consolidated income statement under “Other income and losses”.  The fair value of these derivatives are recorded under “other current financial assets” or “other current financial liabilities” in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in financial instrument contracts to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 39.

Fair value hierarchy

The Company records assets and liabilities as of March 31, 2016 and December 31, 2015 based on its derivative foreign exchange contracts, which are classified within other financial assets (current assets and non-current) and other current financial liabilities (current and non-current financial liabilities), respectively. These contracts are carried at fair value in the statement of financial position. The Company uses the following hierarchy for determining and disclosing financial instruments at fair value by valuation method:

Level 1:	Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:	Inputs other than quoted prices included in Level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3:	Inputs for the assets or liabilities that are not based on observable market data information.

During the period ended March 31, 2016, there were no transfers of items between fair value measurement categories. All of which were valued during the period using Level 2.

2.11        Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12        Trade receivables

Trade accounts receivables are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment, given their short term nature. A provision for impairment is made when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The carrying amount of the asset is reduced by the provision amount and the loss is recognized in administrative expenses in the consolidated income statement.

2.13        Cash and cash equivalents

Cash and cash equivalents include cash on hand, time deposits with banks and other short-term highly liquid and low risk of change in value investments with original maturities of three months or less.

2.14        Other financial liabilities

Resources obtained from financial institutions as well as the issuance of debt securities are initially recognized at fair value, net of costs incurred during the transaction. Then, liabilities are valued by accruing interests in order to equal the current value with the future value of liabilities payable, using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold, no borrowing costs have been capitalized for the periods ended March 31, 2016  and 2015.

2.15        Government subsidies

Government subsidies are recognized at fair value when it is certain that the subsidy will be received and that the Company will meet all the established conditions.

Subsidies for operating costs are deferred and recognized on the income statement in the period that the operating costs are incurred.

Subsidies for purchases of property, plant and equipment are deducted from the costs of the related asset in property, plant and equipment and depreciation is recognized on the income statement, on a straight-line basis during the estimated useful life of the related asset.

2.16        Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future, the amount of deferred tax not recognized in this connection amounted to ThCh$79,237,119 at March 31, 2016 (ThCh$77,921,832 at December 31, 2015).

2.17        Employee benefits

The Company has a provision to cover indemnities for years of service which will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19.

Results from updated of actuarial variables are recorded within other comprehensive income in accordance with IAS 19.

Additionally the Company has retention plans for some officers which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled with the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under employee benefits current provisions.

2.18        Provisions

Provisions for litigation and other contingencies are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.19        Leases

a)        Operating leases

Operating lease payments are recognized as an expense on a straight-line basis over the term of the lease.

b)        Finance leases

Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges.The interest element is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2.20        Deposits for returnable containers

This liability comprises of cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that is reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice. The liability is estimated based on the number of bottles given to clients and distributors, the estimated amount of bottles in circulation, and a historical average weighted value per bottle or containers.

Deposits for returnable containers are presented as a current liability in other financial liabilities because the Company does not have legal rights to defer settlement for a period in excess of one year.  However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.21        Revenue recognition

Revenues from regular activities include fair value of the consideration received or to be received for goods sold during the regular course of the Company’s activities.  This revenue is presented net of VAT, reimbursements, deductions and discounts.

The Company recognizes revenue when the amount of revenue can be reliably measured and it is probable that the future economic benefits will flow to the Company.

Revenues are recognized once the products are physically delivered to customers.

2.22        Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company related to the financing of advertising and promotional programs for its products in the territories where it has distribution licenses. The contributions received are recorded as a reduction in marketing expenses in the consolidated income statement. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

In certain limited situations, there is a legally binding agreement with The Coca-Cola Company through which the Company receives contributions for the building and acquisition of specific items of property, plant and equipment.  In such situations, payments received pursuant to these agreements are recorded as a reduction of the cost of the related assets.

2.23        Dividend payments

Dividend distribution to Company shareholders is recorded as a liability in the Company’s consolidated financial statements, considering the 30% minimum dividend of the period’s earnings established by Chilean Corporate Law.

2.24        Critical accounting estimates and judgments

The Company makes estimates and judgments concerning the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements are explained below:

2.24.1     Impairment of goodwill and intangible assets with indefinite useful lives

The Company test annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are generating units are determined based on value in use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation.  The estimation of these variables requires an use of estimates and judgments as they are subject to inherent uncertainties;  however, the assumptions are consistent with the Company´s internal planning end past results. Therefore, management evaluates and updates estimates according to the conditions affecting the variables.  If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the discounted cash flows analysis. Discounted cash flows in the Company’s cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill.

2.24.2     Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value.  Fair value is the amount at which an asset can be purchased or sold or a liability can be incurred or liquidated in an actual transaction among parties under mutually independently agreed conditions which are different from a forced liquidation.

The basis for measuring assets and liabilities at fair value are their current prices in an active market.  For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the “multi-period excess earning method”, which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows which do not come from these, but from other assets. The Company also applies estimations over the time period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.24.3     Allowances for doubtful accounts

The Company evaluates the collectability of trade receivables using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimates to be able to collect. In addition to specific provisions, allowances for doubtful accounts are also determined based on historical collection history and a general assessment of trade receivables, both outstanding and past due, among other factors.

2.24.4     Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and  computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company´s  estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off  to its estimated recoverable value.

2.24.5     Liabilities for deposits of returnable container

The Company records a liability for deposits received in exchange for bottles and containers provided to its customers and distributors. This liability represents the amount of deposits that must be reimbursed if the customer or distributor returns the bottles and containers in good condition, together with the original invoice. This liability is estimated on the basis of the number of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or container. Management makes several assumptions in order to estimate this liability, including the number of bottles in circulation, the amount of deposit that must be reimbursed and the timing of disbursements.

2.25        New IFRS and interpretations of the IFRS Interpretations Committee (IFRSIC)

a)             The following standards, interpretations and amendments have been adopted in these consolidated financial statements:

Amendment to IAS 19 “Employee Benefits” regarding defined benefit plans — published November 2013.  This amendment applies to the contributions to the defined benefit plans made by employees or third parties. The purpose of these amendments is to simplify accounting for contributions which are independent of the number of years of service of employees, for example, employee contributions are calculated in accordance with a salary fixed percentage.

Improvements to International Financial Reporting Standards (2012)

Issued in December 2013.

IFRS 3 “Business Combinations” — this standard is amended to clarify that the obligation to pay a contingent consideration that complies with the definition of financial instrument is classified as a financial liability or equity based on the definitions of IAS 32 and that every non-equity contingent consideration, financial as well as non-financial, is measured at its fair value on the date of each presentation, with changes in fair value being presented in profit and loss. Consequently, changes are also made to IFRS 9, IAS 37 and IAS 39.  The amendment will be prospectively applied to business combinations acquired on or after July 1, 2014.

IFRS 8 “Operating segments” — The standard is amended to include the requirement to disclose judgments made by management in applying the aggregation criteria to operating segments.  The standard is further amended to require a reconciliation of the segments’ assets to the entity’s assets when assets by segment are reported.

IFRS 13 “Fair value measurement” IASB has amended the base of conclusions of IFRS 13 to clarify that it has not removed the ability to measure short-term accounts receivables and payables if the effect of restatement is immaterial.

IAS 16, “Property, plant and equipment” and IAS 38, “Intangible assets”- Both standards are amended to clarify how gross value and accumulated depreciation is accounted for when the entity uses the revaluation method.

IAS 24, “Related parties disclosures” — The standard is amended to include, as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity (the “managing entity”)

Improvements to International Financial Reporting Standards (2013)

Issued in December 2013.

IFRS 3 “Business Combinations” - The standard is amended to clarify that IFRS 3 is not applicable to accounting of a joint venture under IFRS 11. The amendment also clarifies that the exemption scope is only applied to the financial statements of the joint agreement in itself.

IFRS 13 “Fair Value Measurement” - Clarifies that the portfolio exemption under IFRS 13, which allows an entity to measure fair value of a group of financial assets and liabilities over its net value, is applicable to all contracts (including non-financial contracts) within the scope of IAS 39 or IFRS 9. An entity must apply amendments for future periods from the beginning of the yearly period in which IFRS 13 is applied.

The adoption of standards, amendments and interpretations have no significant impact on the consolidated financial statements of the Company.

b)             The new standards, interpretations and amendments issued, which are not in force for the 2016 period, for which no early adoption has been adopted are as follow:

Standards and interpretations	Mandatory for the years beginning

IFRS 9 “Financial Instruments” — Published in July 2014. IASB has published the complete version of IFRS 9 that replaces the application guide for IAS 39.  This final version includes requirements relating to classification and measurement of financial assets and liabilities and a model of expected credit losses that replaces the incurred loss impairment model. Regarding hedge accounting that forms part of this final version of IFRS 9, it had already been published in November 2013.

01/01/2018

IFRS 15 “Revenues from contracts with customers” — Published in May 2014. It sets the principles that should be applied by an entity for the presentation of useful information to financial statements users regarding the nature, amount, opportunity and uncertainty of revenues and cash flows from contracts with customers.  The base principal is that an entity will recognize revenues that represent the transfer of goods or services committed to customers in an amount that reflects the consideration to which the entity expects to have a right to in exchange for those goods or services.  Its application replaces IAS 11 Construction contracts; IAS 18 Revenue; IFRIC 13 Customer Loyalty Programs; IFRIC 15 Agreements for the Construction of Real Estate; IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue - Barter Transactions Involving Advertising Services. Early application is allowed.

01/01/2018

IFRS 14 “Regulatory deferral accounts” — Published in January 2014.  Interim standard regarding accounting of certain balances from activities with regulated prices or rates (“regulatory deferral accounts”). This standard is applicable only to those entities that apply IFRS 1 as first time adopters of IFRS.

01/01/2018

IFRS 16 “Leases” — Published in January 2016, it replaces the current guidelines of IAS 17.  Some fundamental changes of the new IFRS 16 are related to the following:  Lessees are required to record a lease liability reflecting payments of future leases and a “right to use the asset” for almost “all of the lease agreements; for lessors accounting remains the same.

An optional exception is included for some short-term leases and for the lease of assets of a lower value that can be applied by the lessees.

Early adoption is allowed if IFRS 15 is also applied.

01/01/2019

Amendments and improvements	Mandatory for the years beginning from

IFRS 11 “Joint arrangements” — regarding the acquisition of ownership in a joint operation — Published in May 2014- This amendment incorporates a guideline to the standard regarding how to account the acquisition of an ownership of a joint operation that constitutes a business, specifying how these acquisitions shall be accordingly treated.

01/01/2016

IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”- The amendment clarifies that the use of asset amortization methods based on revenue is not appropriate, given that the revenue generated by the activity that includes use of assets generally reflects other factors different from the use of economic benefits embedded in the asset. Likewise, it clarifies that revenues in general are an inappropriate base to measure consumption of economic benefits embedded in the intangible asset.

01/01/2016

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investment in associates and joint ventures.” Published in September 2014. This amendment addresses an inconsistency between the requirements of IFRS 10 and those of IAS 28 in the treatment of the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a complete gain or loss is recognized when a transaction involves a business (within a subsidiary or not) and a partial earning or loss when the transaction involves assets that do not constitute a business, even if those assets are in a subsidiary.

01/01/2016

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investment in associates and joint ventures.” Published in December 2014. The amendment clarifies the application of the consolidation exception for investment entities and its subsidiaries. Amendment to IFRS 10 clarifies the consolidation exception available to group structure entities that include investment entities. Amendment to IAS 28 allows an option of accounting policy in the application of the equity method to a non-investment entity that participates in an associate of joint venture of an investment entity. The entity may choose to keep the fair value measurement applied by the associate or joint venture that is an investment entity, or instead, consolidate with the investment entity (associate or joint venture).

01/01/2016

Amendment to IAS 1 “Presentation of Financial Statements” Published in December 2014. The amendment clarifies the guidance on the application of IAS 1 on materialness, aggregation, presentation of sub-totals, financial statements structure and disclosure of accounting policies. The amendments are part of IASB’s Disclosure Initiatives.

01/01/2016

IFRS 7 “Financial instruments: disclosures.” There are two amendments to IFRS 7: (1) Servicing contracts: if an entity transfers a financial asset to a third party under conditions that will allow the transferee to write off the asset, IFRS 7 requires to disclose all continuing involvement that the entity may have in the transferred assets. IFRS 7 gives guidance on the meaning of continuing involvement in this context. The

01/01/2016

amendment is prospective with an option of a retroactive application. This also affects IFRS 1 in order to grant the same option to first-time users of IFRS. (2)Interim financial statements: the amendment clarifies that the additional disclosures required by the amendments to IFRS 7, “Compensation of financial assets and financial liabilities” are not specifically required for the interim periods, unless required by IAS 34. The amendment is retroactive.

IFRS 19 “Employee Benefits” - The amendment clarifies that in order to determine the liabilities’ discount rate for post-employment benefits it should be denominated in the same currency as the benefits to be paid and not the currency from the country where it has been generated.  The evaluation of the existence of a broad market for high quality corporate bonds is based on corporate bonds denominated in that currency, not on corporate bonds from a specific country.  Likewise, where a broad market for high quality corporate bonds in that currency does not exist, government bonds should be used in the corresponding currency.  The amendment is retroactive but limited to the beginning of the first period presented.

01/01/2016

IAS 34 “Interim Financial Reporting”  The amendment clarifies the meaning of  “elsewhere in the interim report”. The new amendment to IAS 34 requires a cross-reference of the interim financial statements as to the location of said information.  The amendment is retroactive.

01/01/2016

Management is analyzing the potential impact on the Company’s consolidated financial statements of the adoption of the previously mentioned new standards, amendments and interpretations, especially IFRS 9 Financial Instruments, IFRS 15 Revenues form customer contracts and IFRS 16 Leases.

NOTE 3 —  REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief operating decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company´s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                 Paraguayan  operations

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Net expenses related to corporate management, have been assigned to the Chilean operating segment.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income.

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the period ended March 31, 2016	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Net sales	142,795,692	136,730,275	144,092,461	35,983,948	(489,243)	459,113,133
Cost of sales	(82,557,348)	(72,341,250)	(89,679,224)	(21,102,165)	489,243	(265,190,744)
Distribution expenses	(13,978,533)	(20,480,581)	(10,381,757)	(1,838,320)	—	(46,679,191)
Administrative expenses	(28,385,012)	(24,614,039)	(22,025,862)	(5,804,671)	—	(80,829,584)

Finance income	312,261	764,301	1,562,319	119,290	—	2,758,171
Finance expense	(4,097,408)	(104,176)	(8,155,556)	(6,697)	—	(12,363,837)
Interest expense, net	(3,785,147)	660,125	(6,593,237)	112,593	—	(9,605,666)
Share of the entity in income of associates accounted for using the equity method, total	433,409	—	329,642	—	—	763,051

Income tax expense	(6,751,551)	(6,069,880)	(4,461,147)	(448,446)	—	(17,731,024)
Other income (loss)	(3,317,092)	(2,292,215)	(853,107)	158,273	—	(6,304,141)
Net income of the segment reported	4,454,418	11,592,435	10,427,769	7,061,212	—	33,535,834

Depreciation and amortization	10,191,825	3,999,537	6,016,609	3,052,407	—	23,260,378

Current assets	242,632,142	81,348,285	122,845,464	39,291,743	—	486,117,634
Non current assets	656,753,706	88,806,954	617,329,474	251,545,985	—	1,614,436,119
Segment assets, total	899,385,848	170,155,239	740,174,938	290,837,728	—	2,100,553,753

Carrying amount in associates and joint ventures accounted for using the equity method, total	18,397,579	—	44,558,651	—	—	62,956,230
Capital expenditures and other	9,105,849	12,086,548	10,839,474	1,349,815	—	33,381,686

Current liabilities	71,195,380	81,550,152	129,445,499	18,033,394	—	300,224,425
Non-current liabilities	564,295,591	238,026	368,559,331	16,907,730	—	950,000,678
Segment liabilities, total	635,490,971	81,788,178	498,004,830	34,941,124	—	1,250,225,103

Cash flows provided by in Operating Activities	14,676,334	(630,066)	8,210,707	9,586,640	—	31,843,615
Cash flows used in Investing Activities	(19,163,376)	(14,771,174)	(10,932,896)	(3,699,401)	—	(48,566,847)
Cash flows provided by (used in) Financing Activities	(13,770,344)	(836,139)	(8,178,708)	—	—	(22,785,191)

For the period ended March 31, 2015	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Net sales	135,551,259	154,103,406	178,884,369	35,563,629	(382,081)	503,720,582
Cost of sales	(80,651,952)	(87,221,207)	(105,764,534)	(20,774,776)	382,081	(294,030,388)
Distribution expenses	(13,172,856)	(23,112,710)	(13,706,277)	(1,946,140)	—	(51,937,983)
Administrative expenses	(28,824,229)	(25,778,735)	(31,128,392)	(6,076,980)	—	(91,808,336)

Finance income	540,991	148,185	1,708,779	141,878	—	2,539,833
Finance expense	(4,207,095)	(1,649,764)	(9,531,783)	(10,874)	—	(15,399,516)
Interest expense, net	(3,666,104)	(1,501,579)	(7,823,004)	131,004	—	(12,859,683)
Share of the entity in income of associates accounted for using the equity method, total	238,648	—	681,729	—	—	920,377
Income tax expense	(2,290,810)	(4,556,333)	(4,498,653)	(496,308)	—	(11,842,104)
Other income (loss)	(504,814)	(2,453,584)	(2,688,392)	(251,585)	—	(5,898,375)
Net income of the segment reported	6,679,142	9,479,258	13,956,846	6,148,844	—	36,264,090

Depreciation and amortization	9,885,954	5,118,897	7,515,087	3,439,345	—	25,959,283

Current assets	242,744,190	91,819,717	126,124,931	39,962,076	—	500,650,914
Non current assets	644,021,256	122,811,869	624,550,287	278,114,519	—	1,669,497,931
Segment assets, total	886,765,446	214,631,586	750,675,218	318,076,595	—	2,170,148,845

Carrying amount in associates and joint ventures accounted for using the equity method, total	18,108,890	—	41,894,599	—	—	60,003,489
Capital expenditures and other	10,694,748	7,057,189	3,932,467	1,360,645	—	23,045,049

Current liabilities	72,524,925	106,206,182	141,685,232	20,989,570	—	341,405,909
Non-current liabilities	531,977,969	12,748,039	362,355,153	18,051,143	—	925,132,304
Segment liabilities, total	604,502,894	118,954,221	504,040,385	39,040,713	—	1,266,538,213

Cash flows provided by in Operating Activities	13,672,143	919,138	9,359,731	11,051,798	—	35,002,810
Cash flows used in Investing Activities	(4,632,580)	(7,055,288)	(4,670,818)	1,260,872	—	(15,097,814)
Cash flows provided by (used in) Financing Activities	(4,034,401)	4,829,174	(10,462,807)	—	—	(9,668,034)

NOTE 4 —  CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows as of March 31, 2016 and December 31, 2015:

Description	03.31.2016	12.31.2015
	ThCh$	ThCh$
By item
Cash	554,912	633,010
Bank balances	23,776,429	28,208,845
Time deposits	9,335,629	11,621,566
Mutual funds	53,144,681	88,697,518
Total cash and cash equivalents	86,811,651	129,160,939

By currency	ThCh$	ThCh$
Dollar	15,045,469	13,598,302
Euro	1,737	1,859
Argentine Peso	4,536,406	27,168,042
Chilean Peso	18,549,600	35,545,272
Paraguayan Guaraní	15,407,459	9,631,669
Brazilian Real	33,270,980	43,215,795
Total cash and cash equivalents	86,811,651	129,160,939

4.1                                        Time deposits

Time deposits defined as cash and cash equivalents are detailed as follows at March 31, 2016 and December 31, 2015:

Placement	Institution	Currency	Principal	Annual rate	03.31.2016
			ThCh$	%	ThCh$
02-22-2016	Banco Itaú Paraguay S.A.	Paraguayan guaraníes	3,639,136	6.15%	3,662,436
03-30-2016	Banco BBVA Paraguay S.A.	Paraguayan guaraníes	2,426,473	5.75%	2,426,473
03-30-2016	Banco City Paraguay S.A.	Paraguayan guaraníes	2,426,091	4.85%	2,426,413
03-31-2016	Banco Santander	Chilean pesos	800,000	0.28%	800,244
03-11-2016	Banco Galicia	Argentinean pesos	1,726	26.32%	1,764
03-17-2016	Banco Votoratim	Brazilean Real	18,000	8.82%	18,299

Total					9,335,629

Placement	Institution	Currency	Principal	Annual rate	12.31.2015
			ThCh$	%	ThCh$
11-11-2015	Banco HSBC	Chilean pesos	6,900,000	0.37%	6,941,975
12-31-2015	Banco Regional S.A.E.C.A.	Paraguayan guaraníes	2,952,717	4.00%	2,952,717
12-31-2015	Banco Galicia	US$Dollars	1,420,320	2.80%	1,420,425
12-03-2015	Banco Santander Rio	Argentinean pesos	136,150	25.75%	138,852
12-14-2015	Banco Santander Rio	Argentinean pesos	92,582	26.32%	93,748
12-11-2015	Banco Industrial	Argentinean pesos	70,798	27.00%	71,865
12-09-2015	Banco Galicia	Argentinean pesos	1,943	0.37%	1,984
Total					11,621,566

4.2                                        Money Market

Money market mutual fund´s shares are valued using the share values at the close of each reporting period. Below is a description for the end of each period:

Institution	03.31.2016	12.31.2015
	ThCh$	ThCh$

Mutual fund Itáu — Brazil	12,622,620	—
Western Assets Institutional Cash Reserves — USA	10,111,586	7,454,378
Mutual fund Corporativo Banchile — Chile	8,900,355	15,629,654
Mutual fund Santander — Brazil	8,347,280	11,457,193
Mutual fund Bradesco — Brazil	8,385,794	10,686,106
Fund Fima Ahorro Pesos C — Argentina	1,483,008	12,572,400
Fund Fima Premium B — Argentina	1,212,179	435,894
Fund Fima Ahorro Plus C — Argentina	1,110,710	12,561,861
Mutual fund Soberano Banco Itaú — Brazil	—	17,719,483
Mutual fund Itaú — Chile	400,419	—
Mutual fund Scotiabank — Chile	400,442	—
Mutual fund Wells Fargo — USA	170,288	180,549

Total mutual funds	53,144,681	88,697,518

NOTE 5 –               OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at March 31, 2016 and  December 31, 2015, other than cash and cash equivalents.  They consist of time deposits with short-term maturities (more than 90 days), restricted mutual funds and derivative contracts. Financial instruments are detailed as follows:

a)             Current portion 2016

Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual rat	03.31.2016
				ThCh$	%	ThCh$
06-03-2015	05-27-2016	Banco Santander - Chile	Unidad de fomento	5,000,000	1.00%	5,222,603
06-03-2015	05-09-2016	Banco de Chile - Chile	Unidad de fomento	7,500,000	1.00%	7,833,904
03-06-2015	05-09-2016	Banco de Chile - Chile	Unidad de fomento	7,500,000	1.00%	7,833,904
07-20-2015	08-09-2016	Banco Estado - Chile	Unidad de fomento	3,400,000	0.36%	3,513,457
09-01-2015	05-09-2016	Banco de Chile - Chile	Unidad de fomento	3,000,000	0.01%	3,073,355
06-22-2015	08-09-2016	Banco Santander - Chile	Unidad de fomento	3,000,000	1.06%	3,127,053
06-30-2015	08-09-2016	Banco Santander - Chile	Unidad de fomento	2,800,000	1.02%	2,915,462
09-01-2015	08-09-2016	Banco Santander- Chile	Unidad de fomento	4,000,000	0.26%	4,103,840
09-01-2015	08-09-2016	Banco Santander- Chile	Unidad de fomento	6,000,000	0.26%	6,155,759
09-30-2015	08-31-2016	Banco BTG Pactual- Chile	Unidad de fomento	2,000,000	0.65%	2,043,433
09-30-2015	10-07-2016	Banco BTG Pactual- Chile	Unidad de fomento	3,700,000	0.89%	3,784,948
09-30-2015	10-07-2016	Banco Santander - Chile	Unidad de fomento	3,700,000	0.85%	3,784,182
11-11-2015	09-09-2016	Banco de Chile - Chile	Unidad de fomento	2,750,000	1.61%	2,797,501
11-11-2015	10-07-2016	Banco Itaú - Chile	Unidad de fomento	5,500,000	1.83%	5,599,792
01-06-2016	10-07-2016	Banco Itaú - Chile	Unidad de fomento	4,000,000	1.40%	4,041,871
01-06-2016	10-07-2016	Banco de Chile - Chile	Unidad de fomento	3,000,000	1.50%	3,032,117
01-06-2016	11-29-2016	Banco Itaú - Chile	Unidad de fomento	3,000,000	1.25%	3,030,334
01-15-2016	01-04-2017	Banco HSBC -Chile	Unidad de fomento	5,000,000	1.35%	5,050,046
02-16-2016	08-16-2016	Banco HSBC -Chile	Unidad de fomento	4,000,000	0.82%	4,027,741
02-25-2016	08-16-2016	Banco HSBC -Chile	Unidad de fomento	6,000,000	0.70%	6,030,329
02-25-2016	01-09-2017	Banco HSBC -Chile	Unidad de fomento	6,000,000	1.09%	6,032,614
03-07-2016	08-24-2016	Banco HSBC -Chile	Unidad de fomento	4,500,000	1.20%	4,514,735
12-31-2015	04-11-2016	Banco Galicia - Argentina	US$Dollars	2,461,196	1.60%	2,690,708
12-31-2015	04-01-2016	Banco Regional S.A.E.C.	Paraguayan guaraníes	2,349,586	4.00%	2,349,586
Total						102,589,274

b)             Non-current 2016

03.31.2016
ThCh$
Derivative futures contracts
Derivative futures contracts (see note Note 20)	136,965,539
Total other non-current financial assets	136,965,539

c)              Current portion 2015

Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual rate	12.31.2015
				ThCh$	%	ThCh$
05-15-2015	02-11-2016	Banco BTG Pactual- Chile	Unidad de fomento	4,000,000	1.15%	4,159,405
05-15-2015	02-11-2016	Banco Itaú - Chile	Unidad de fomento	3,500,000	0.94%	3,634,643
05-15-2015	02-11-2016	Banco de Chile - Chile	Unidad de fomento	3,500,000	0.85%	3,632,554
06-03-2015	01-15-2016	Banco Itaú - Chile	Unidad de fomento	5,000,000	0.91%	5,169,872
06-03-2015	01-15-2016	Banco Santander - Chile	Unidad de fomento	5,000,000	0.91%	5,169,872
06-03-2015	05-27-2016	Banco Santander - Chile	Unidad de fomento	5,000,000	1.00%	5,172,585
06-03-2015	05-09-2016	Banco de Chile - Chile	Unidad de fomento	7,500,000	1.00%	7,758,877
06-03-2015	05-09-2016	Banco de Chile - Chile	Unidad de fomento	7,500,000	1.00%	7,758,877
09-01-2015	05-09-2016	Banco Santander - Chile	Unidad de fomento	3,000,000	0.01%	3,051,493
09-01-2015	08-09-2016	Banco Santander- Chile	Unidad de fomento	4,000,000	0.26%	4,072,077
09-01-2015	08-09-2016	Banco Santander- Chile	Unidad de fomento	6,000,000	0.26%	6,108,115
09-30-2015	08-31-2016	Banco BTG Pactual- Chile	Unidad de fomento	2,000,000	0.65%	2,025,626
11-11-2015	09-09-2016	Banco de Chile - Chile	Unidad de fomento	2,750,000	1.61%	2,766,439
11-11-2015	10-07-2016	Banco Itaú - Chile	Unidad de fomento	5,500,000	1.83%	5,534,564
06-03-2015	08-09-2016	Banco BTG Pactual- Chile	Unidad de fomento	4,350,000	1.30%	4,508,016
06-22-2015	08-09-2016	Banco Santander - Chile	Unidad de fomento	3,000,000	1.06%	3,096,637
06-30-2015	08-09-2016	Banco Santander - Chile	Unidad de fomento	2,800,000	1.02%	2,887,391
07-20-2015	08-09-2016	Banco Estado - Chile	Unidad de fomento	3,400,000	0.36%	3,485,387
09-30-2015	10-07-2016	Banco BTG Pactual- Chile	Unidad de fomento	3,700,000	0.89%	3,749,703
09-30-2015	10-07-2016	Banco Santander - Chile	Unidad de fomento	3,700,000	0.85%	3,749,320

Subtotal						87,491,453

12.31.2015
ThCh$
Bonds
Bonds Provincia Buenos Aires - Argentina	478
Total other current financial assets	87,491,931

d)                                     Non-current portion 2015

Time Deposits

Placement	Maturity	Institution	Currency	Principal	Annual rate	12.31.2015
				ThCh$	%	ThCh$
03-16-2015	03-16-2017	Banco Votoratim	$R	15,358	8.82%	17,221
Sub Total						17,221

		12.31.2015
		ThCh$
Derivative futures contracts
Derivative futures contracts (see note Note 21)		181,474,306
Total other non-current financial assets	Total	181,491,527

NOTE 6 —  CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

Note 6.1   Other current non-financial assets

	03.31.2016	12.31.2015
	ThCh$	ThCh$
Description
Prepaid expenses	7,518,516	7,311,951
Fiscal credits	252,768	468,574
Guarantee deposit (Argentine)	39,343	47,023
Other current assets	1,073,458	858,608
Total	8,884,085	8,686,156

Note 6.2   Other non-current, non-financial assets

	03.31.2016	12.31.2015
	ThCh$	ThCh$
Description
Judicial deposits (see note 21.2)	11,806,238	11,127,988
Prepaid expenses	2,446,372	3,408,763
Fiscal credits	2,726,378	3,060,733
Others	593,821	692,417
Total	17,572,809	18,289,901

NOTE 7 —  TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is detailed as follows:

	03.31.2016			12.31.2015
Trade and other receivables	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current commercial debtors
Trade debtors	117,335,031	(4,694,426)	112,640,605	147,949,551	(4,276,100)	143,673,451
Other current debtors	23,209,869	(1,310,404)	21,899,465	24,881,812	(939,201)	23,942,611
Current commercial debtors	140,544,900	(6,004,830)	134,540,070	172,831,363	(5,215,301)	167,616,062
Prepayments suppliers	7,261,453	—	7,261,453	6,777,567	—	6,777,567
Other current accounts receivable	2,172,290	(41,769)	2,130,521	2,042,131	(49,924)	1,992,207
Commercial debtors and other current accounts receivable	149,978,643	(6,046,599)	143,932,044	181,651,061	(5,265,225)	176,385,836

Non-current accounts receivable
Trade debtors	88,067	—	88,067	95,413	—	95,413
Other non-current debtors	6,166,715	—	6,166,715	5,836,586	—	5,836,586
Non-current accounts receivable	6,254,782	—	6,254,782	5,931,999	—	5,931,999
Trade and other receivable	156,233,425	(6,046,599)	150,186,826	187,583,060	(5,265,225)	182,317,835

Aging of debtor portfolio	Number of clients	03.31.2016	Number of clients	12.31.2015
		ThCh$		ThCh$
Up to date non-securitized portfolio	27,374	63,681,704	7,433	61,153,091
1 and 30 days	66,349	44,696,415	66,511	82,344,857
31 and 60 days	2,198	2,673,654	705	1,760,954
61 and 90 days	1,336	1,402,549	344	675,559
91 and 120 days	1,066	584,835	316	147,289
121 and 150 days	261	602,408	233	180,617
151 and 180 days	238	285,930	194	172,041
181 and 210 days	597	504,377	476	297,653
211 and 250 days	197	171,196	241	91,308
More than 250 days	1,549	2,820,030	1,522	1,221,595
Total	101,165	117,423,098	77,975	148,044,964

	03.31.2016	12.31.2015
	ThCh$	ThCh$
Current comercial debtors	117,335,031	147,949,551
Non-current comercial debtors	88,067	95,413
Total	117,423,098	148,044,964

The movement in the allowance for doubtful accounts between January 1 and March 31, 2016 and January 1 and December 31, 2015, are presented below:

	03.31.2016	12.31.2015
	ThCh$	ThCh$
Opening balance	5,265,225	7,086,578
Bad debt expense	1,216,952	5,762,634
Provision application	(147,004)	(6,992,793)
Change due to foreign exchange differences	(288,574)	(591,194)
Movement	781,374	(1,821,353)
Ending balance	6,046,599	5,265,225

NOTE 8 —  INVENTORIES

The composition of inventories is detailed as follows:

Details	03.31.2016	12.31.2015
	ThCh$	ThCh$
Raw materials	76,626,002	80,466,928
Finished goods	29,955,675	26,378,890
Spare parts and supplies	27,407,894	26,082,728
Work in progress	818,640	761,923
Other inventories	2,960,965	1,438,231
Obsolescence provision (1)	(3,053,532)	(1,795,447)
Total	134,715,644	133,333,253

The cost of inventory recognized as cost of sales is ThCh$265,190,744 and ThCh$294,030,388 at March 31, 2016 and 2015, respectively

(1)             The provision for obsolescence is primarily related more to the obsolescence of parts classified as inventories than finished goods and raw materials.

NOTE 9 —  CURRENT AND DEFERRED INCOME TAXES

9.1 Tax Reform

On September 29, 2014, the Official Daily Newspaper published Law N°20,780 which amends the Chilean tax regime, with the main following changes:

•                  It establishes a new system of semi-integrated taxation, which can be used as an alternative to the integrated regime of attributed income. Taxpayers may opt freely to any of the two to pay their taxes. In the case of Embotelladora Andina S.A. by a general rule established by law the semi-integrated taxation system applies, which should be subsequently ratified by a future  Shareholders Meeting.

•                  The semi-integrated system establishes the gradual increase in the first category tax rate for the business years 2014, 2015, 2016, 2017 and 2018 onwards, increasing to 21%, 22.5%, 24%, 25.5% and 27% respectively.

9.2     Current tax assets

Current tax assets correspond to the following items:

Description	03.31.2016	12.31.2015
	ThCh$	ThCh$
Monthly provisional payments	4,838,681	7,506,564
Tax credits (1)	234,677	234,677
Total	5,073,358	7,741,241

(1)    Tax credits correspond to income tax credits on training expenses, purchase of property, plant and equipment, and donations.

9.3                                       Current tax liabilities

Current tax payables correspond to the following items

Description	03.31.2016	12.31.2015
	ThCh$	ThCh$
Income tax expense	10,982,023	7,494,832
Total	10,982,023	7,494,832

9.4                                       Income tax expense

The current and deferred income tax expenses for the period ended March 31, 2016 and December 31, 2015 are detailed as follows:

Item	03.31.2016	03.31.2015
	ThCh$	ThCh$
Current income tax expense	12,317,699	12,738,662
Adjustment to current income tax from the previous fiscal year	—	(196,408)
Withholding tax expense foreign subsidiaries	570,365	781,542
Other tax expense (income)	—	(3,809)
Current income tax expense	12,888,064	13,319,987
Income (expense) for the creation and reversal of current tax difference	4,842,960	(1,477,883)
Expense (income) for deferred taxes	4,842,960	(1,477,883)
Total income tax expense	17,731,024	11,842,104

9.5                                       Deferred income taxes

The net cumulative balances of temporary differences which give rise to deferred tax assets and liabilities are shown below:

	03.31.2016		12.31.2015
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$

Property, plant and equipment	1,803,788	45,344,955	1,811,306	46,043,942
Obsolescence provision	1,639,045	—	1,722,802	—
Employee benefits	1,608,538	—	3,327,490	—
Post-employment benefits	58,280	1,230,892	102,742	1,207,337
Tax loss carried-forwards (1)	10,170,231	—	10,313,066	—
Tax Goodwill Brazil	34,119,240	—	34,538,542	—
Contingency provision	30,794,099	—	29,778,445	—
Foreign exchange differences (2)	—	5,185,808	—	9,600,022
Allowance for doubtful accounts	897,723	—	437,113	—
Coca-Cola incentives (Argentina)	1,574,812	—	1,882,260	—
Assets and liabilities for placement of bonds	—	698,489	—	806,980
Lease liabilities	1,992,692	—	2,021,092	—
Inventories	2,221,263	522,324	2,512,725	—
Distribution rights	—	163,017,380	—	161,331,490
Others	422,634	908,504	637,737	297,250
Subtotal	87,302,345	216,908,352	89,085,320	219,287,021
Total liabilities net	—	129,606,007	—	130,201,701

(1)    Tax losses mainly associated with the subsidiary Embotelladora Andina Chile S.A., for ThCh$ 9,950,053 and other smaller subsidiaries in Chile for ThCh$ 220,178. In Chile tax losses have no expiration date.

(2)    Corresponds to differed taxes for exchange rate differences generated on the translation of debt expressed in foreign currency that are taxed differently to their accrual.

9.6                                       Deferred tax liability movement

The movement in deferred income tax accounts is as follows:

Item	03.31.2016	12.31.2015
	ThCh$	ThCh$

Opening Balance	130,201,701	126,126,147
Increase (decrease) in deferred tax	(1,327,672)	9,474,186
Increase (decrease) due to foreign currency translation	731,978	(5,398,632)
Movements	(595,694)	4,075,554
Ending balance	129,606,007	130,201,701

9.7                                       Distribution of domestic and foreign tax expense

For the periods ended March 31, 2016 and 2015, domestic and foreign tax expense are detailed as follows:

Income tax	03.31.2016	03.31.2015
	ThCh$	ThCh$
Current income taxes
Foreign	(6,801,431)	(12,263,292)
Domestic	(6,086,633)	(1,056,695)
Current income tax expense	(12,888,064)	(13,319,987)

Deferred income taxes
Foreign	(4,178,041)	2,711,999
Domestic	(664,919)	(1,234,116)
Deferred income tax expense	(4,842,960)	1,477,883
Income tax expense	(17,731,024)	(11,842,104)

9.8                                       Reconciliation of effective rate

Below is the reconciliation between the effective tax rate and the statutory rate:

Reconciliation of effective rate	03.31.2016	12.31.2015
	ThCh$	ThCh$
Net income before taxes	51,266,858	48,106,194
Tax expense at legal rate ( 24,0%)	(12,304,046)	—
Tax expense at legal rate ( 22,5%)	—	(10,823,894)
Effect of a different tax rate in other jurisdictions	(2,426,746)	(2,125,576)

Permanent differences:
Non-taxable revenues	2,282,859	2,344,935
Non-deductible expenses	(4,485,514)	(656,244)
Adjustement to current income tax from the previous fiscal year	—	196,408
Foreign subsidiaries tax withholding expense and other legal tax debits and credits	(797,577)	(777,733)
Adjustments to tax expense	(3,000,232)	1,107,366

Tax expense at effective rate	(17,731,024)	(11,842,104)
Effective rate	34.6%	24.6%

Below are the income tax rates applicable in each jurisdiction where the Company operates:

	Rate
Country	2016	2015
Chile	24.0%	22.5%
Brazil	34%	34%
Argentina	35%	35%
Paraguay	10%	10%

NOTE 10 —  PROPERTY, PLANT AND EQUIPMENT

10.1                                Balances

Property, plant and equipment are detailed below at the end of each period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	03.31.2016	12.31.2015	03.31.2016	12.31.2015	03.31.2016	12.31.2015
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	36,849,913	34,625,004	—	—	36,849,913	34,625,004
Land	89,740,989	86,898,529	—	—	89,740,989	86,898,529
Buildings	211,561,484	209,625,725	(51,689,170)	(50,150,795)	159,872,314	159,474,930
Plant and equipment	434,452,459	432,853,976	(240,837,553)	(229,474,042)	193,614,906	203,379,934
Information technology	17,332,823	17,189,199	(13,233,144)	(12,868,543)	4,099,679	4,320,656
Fixed facilities and accessories	31.799.559	32,882,106	(10,587,646)	(10,575,347)	21,211,913	22,306,759
Vehicles	34,313,817	33,857,560	(16,792,175)	(15,750,855)	17,521,642	18,106,705
Leasehold improvements	671,460	650,815	(414,425)	(375,870)	257,035	274,945
Other property, plant and equipment (1)	371.430.665	376,360,341	(268,168,679)	(265,217,931)	103,261,986	111,142,410
Total	1,228,153,169	1,224,943,255	(601,722,792)	(584,413,383)	626,430,377	640,529,872

(1)       Other property, plant and equipment is composed of bottles, market assets, furniture and other minor assets.

The net balance of each of these categories at March 31, 2016 and December 31,2015 is detailed as follows:

Other property, plant and equipment	03.31.2016	12.31.2015
	ThCh$	ThCh$
Bottles	62,569,446	67,110,520
Marketing and promotional assets	37,507,586	38,061,595
Other property, plant and equipment	3,184,954	5,970,295
Total	103,261,986	111,142, 410

The Company has insurance to protect its property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile	: Santiago, Puente Alto, Maipú, Renca, Rancagua y San Antonio, Antofagasta, Coquimbo and Punta Arenas.
Argentina	: Buenos Aires, Mendoza, Córdoba y Rosario, Bahía Blanca, Chacabuco, La Pampa, Neuqén, Comodoro Rivadavia, Trelew, andTierra del Fuego
Brazil	: Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo, Vitoria parts Sao Paulo and Minas Gerais.
Paraguay	: Asunción, Coronel Oviedo, Ciudad del Este and Encarnación.

10.2                        Movements

Movements in property, plant and equipment are detailed as follows between January 1 and March 31, 2016 and January 1 and December 31, 2015:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2016	34,625,004	86,898,529	159,474,930	203,379,934	4,320,656	22,306,759	18,106,705	274,945	111,142,410	640,529,872
Additions	13,199,587	1,032,890	430,383	1,101,636	47,253	154,503	53,836	—	4,562,288	20,582,376
Additions from business combinations	—	—	—	—	—	—	(8,000)	—	—	(8,000)
Disposals	—	—	—	(16,252)	—	—	(3,393)	—	(5,610)	(25,255)
Transfers between items of property, plant and equipment	(9,106,693)	1,643,038	2,289,891	1,932,313	227,413	209,645	78,952	—	2,725,441	—
Depreciation expense	—	—	(1,304,919)	(8,193,543)	(451,401)	(610,201)	(1,107,801)	(27,289)	(10,786,781)	(22,481,935)
Impairment loss recognized in the income statement	—	—	—	(48,032)	—	—	—	—	—	(48,032)
Increase (decrease) due to foreign currency translation differences	(1,867,179)	166,532	(963,128)	(3,697,133)	(44,242)	(848,793)	416,398	9,379	(3,807,103)	(10,635,269)
Other increase (decrease	(806)	—	(54,843)	(844,017)	—	—	(15,055)	—	(568,659)	(1,483,380)
Total movements	2,224,909	2,842,460	397,384	(9,765,028)	(220,977)	(1,094,846)	(585,063)	(17,910)	(7,880,424)	(14,099,495)
Ending balance at March 31, 2016	36,849,913	89,740,989	159,872,314	193,614,906	4,099,679	21,211,913	17,521,642	257,035	103,261,986	626,430,377

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2015	25,522,059	76,957,848	172,058,447	253,238,833	4,821,856	25,055,547	16,169,783	446,120	138,804,792	713,075,285
Additions	59,639,751	17,987,524	104,132	9,184,539	285,838	—	105,804	—	23,668,047	110,975,635
Disposals	—	—	(16,277)	(228,309)	(245)	—	(4,917)	—	(84,020)	(333,768)
Transfers between items of property, plant and equipment	(46,527,488)	—	10,132,100	9,853,256	1,583,502	1,371,016	8,868,154	5,993	14,713,467	—
Depreciation expense	—	—	(5,069,161)	(35,294,090)	(1,879,341)	(2,512,958)	(3,967,423)	(87,523)	(49,139,913)	(97,950,409)
Increase (decrease) due to foreign currency translation differences	(4,009,318)	(8,046,843)	(17,496,868)	(29,405,268)	(469,797)	(1,606,846)	(2,918,202)	(89,645)	(16,283,975)	(80,326,762)
Other increase (decrease)	—	—	(237,443)	(3,969,027)	(21,157)	—	(146,494)	—	(535,988)	(4,910,109)

Total movements	9,102,945	9,940,681	(12,583,517)	(49,858,899)	(501,200)	(2,748,788)	1,936,922	(171,175)	(27,662,382)	(72,545,413)

Ending balance at December 31, 2015	34,625,004	86,898,529	159,474,930	203,379,934	4,320,656	22,306,759	18,106,705	274,945	111,142,410	640,529,872

NOTE 11 —  RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of  March 31, 2016 and December 31, 2015 are detailed as follows:

11.1                                Accounts receivable:

11.1.1                      Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	03.31.2016	12.31.2015
					ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Chilean pesos	3,894,944	4,417,016
96.517.210-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Chilean pesos	202,016	177,329
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Dollars	11,936	14,873
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Chilean pesos	2,683	1,282
		Total			4,111,579	4,610,500

11.1.2                      Non current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	03.31.2016	12.31.2015
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	14,732	14,732

		Total			14,732	14,732

11.2                                Accounts payable:

11.2.1                      Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	03.31.2016	12.31.2015
					ThCh$	ThCh$
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Brazilian real	7,784,493	13,394,625
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	11,168,012	12,765,952
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Brazilian real	6,306,869	7,614,888
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentine pesos	5,186,131	6,824,553
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	4,835,566	5,534,367
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	Dollars	1,550,094	2,194,644
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Chilean pesos	100,297	323,798

		Total			36,931,462	48,652,827

11.3                       Transactions:

			Country			Cumulative
Taxpayer ID	Company	Relationship	of origin	Description of transaction	Currency	03.31.2016
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	31,363,640
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	1,764,800
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	1,137,118
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	168,495
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	9,577,700
96.891.720-K	Embonor S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	12,694,347
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	641,500
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Sale of finished products	Chilean pesos	21,860,600
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	4,341,006
Foreign	Leao Alimentos e Bebidas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilian real	2,077,003
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Associate	Argentina	Purchase of concentrates	Brazilian real	31,048,360
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	4,587,138
89.996.200-1	Envases del Pacífico S.A.	Shareholder	Chile	Advertising participation payment	Argentine pesos	226,926
Foreign	Coca-Cola Perú	Related to director	Perú	Purchase of raw materials	Chilean pesos	620,591
Foreign	Sorocaba Refrescos S. A.	Related to director	Brazil	Sale of finished products	Chilean pesos	765,167

			Country			Cumulative
Taxpayer ID	Company	Relationship	of origin	Description of transaction	Currency	12.31.2015
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	131,381,786
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	4,510,007
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	3,065,143
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	2,938,754
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	38,203,461
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	1,946,094
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	42,147,579
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2,888,054
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	106,510,167
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilian real	19,953,118
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of concentrates	Brazilian real	16,963,602
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	145,188,901
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine pesos	20,555,307
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean pesos	1,662,803
Foreign	Coca-Cola Perú	Related to director	Perú	Sale of finished products	Chilean pesos	3,399,427
Foreign	Sorocaba Refrescos S. A.	Related to Shareholder	Brazil	Purchase of concentrates and advertising participation	Brazilian real	2,986,650

11.4                                Key management compensation

Salaries and benefits paid to the Company’s key management personnel including directors and managers, are detailed as follows:

Description	03.31.2016	03.31.2015
	ThCh$	ThCh$
Executive wages, salaries and benefits	2,525,007	1,509,659
Director allowances	368,088	378,000
Total	2,893,095	1,887,659

NOTE 12 —  CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Composition of employee benefits is the following:

Description	12.31.2015	12.31.2015
	ThCh$	ThCh$
Accrued vacations	15,618,781	18,025,589
Employee remuneration payable	4,735,392	13,765,170
Indemnities for years of service	8,368,414	8,230,030
Total	28,722,587	40,020,789

	ThCh$	ThCh$
Current	20,354,173	31,790,759
Non-current	8,368,414	8,230,030
Total	28,722,587	40,020,789

12.1        Indemnities for years of service

This item represents post employment benefits which are determined as stated in Note 2.17.

The movements of post-employment benefits for the periods ended March 31, 2016 and December 31, 2015 are detailed as follows:

Movements	03.31.2016	12.31.2015
	ThCh$	ThCh$
Opening balance	8,230,030	8,125,107
Service costs	472,601	2,022,010
Interest costs	45,127	192,145
Net actuarial losses	97,151	901,171
Benefits paid	(476,495)	(3,010,403)
Total	8,368,414	8,230,030

12.1.1                       Assumptions

The actuarial assumptions used at  March 31, 2016 and December 31, 2015 were:

Assumptions	03.31.2016	12.31.2015

Discount rate	2,7%	2,7%
Expected salary increase rate	2,0%	2,0%
Turnover rate	5,4%	5,4%
Mortality rate (1)	RV-2009	RV-2009
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

(1) Mortality assumption tables prescribed for use by the Chilean Superintendence of Securities and Insurance.

12.2                                Personnel expenses

Personnel expenses included in the consolidated statement of income statement are as follows:

Description	03.31.2016	03.31.2015
	ThCh$	ThCh$
Wages and salaries	52,463,223	53,348,765
Employee benefits	10,184,654	11,957,562
Severance and post-employment benefits	1,206,023	1,024,255
Other personnel expenses	2,371,434	3,557,751
Total	66,225,334	69,888,333

12.3                                 Number of Employees

	03.31.2016	03.31.2015

Number of employees	16,207	15,862

Number of average employees	16,362	15,942

NOTE 13 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

13.1            Balances

Investments in associates using equity method of accounting are detailed as follows:

		Country of	Functional	Carrying Value		Percentage interest
Taxpayer ID	Name	Incorporation	Currency	03.31.2016	12.31.2015	03.31.2016	12.31.2015
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A. (1)	Chile	Chilean peso	18,397,578	17,793,783	50.00%	50.00%
Foreign	Leao Alimentos e Bebidas Ltda. (2)	Brazil	Brazilian real	18,894,120	12,393,777	8.82%	8.82%
Foreign	Kaik Participacoes Ltda. (2)	Brazil	Brazilian real	1,170,005	1,106,733	11.32%	11.32%
Foreign	SRSA Participacoes Ltda.	Brazil	Brazilian real	238,343	231,183	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	Brazilian real	24,256,184	22,665,070	40.00%	40.00%

	Total			62,956,230	54,190,546

(1)             In these company, regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)             In these companies, regardless of the percentage of ownership interest held, the Company has significant influence, given that it has a representative on each entity’s Board of Directors.

13.2           Movement

The movement of investments in associates accounted for using, the equity method is shown below, for the period ended March 31, 2016 and December 31,  2015:

Details	03.31.2016	12.31.2015
	ThCh$	ThCh$
Opening Balance	54,190,546	66,050,213
Dividends received	—	(1,250,000)
Variation of minimum dividends from equity investees	—	(217,750)
Share in operating income	912,121	(1,613,839)
Unrealized income	21,316	85,266
Other investment increases in associates (Capital Contribution Leão Alimentos e Bebidas Ltda.).	6,105,732	915,070
Increase (Decrease) due to foreign currency translation differences	1,726,515	(9,778,414)
Ending Balance	62,956,230	54,190,546

The main movements for the periods ended 2016 and 2015:

•             During 2016 Envases CMF S.A. has not distributed dividends. During the year ended December 31, 2015, the Company received dividends from its equity investee, Envases CMF S.A. in the amount of ThCh$ 1,250,000.

•             During 2016 and 2015 Sorocaba Refrescos S.A. has not distributed dividends.

•             During 2016 Leão Alimentos e Bebidas Ltda. carried out a capital increase.  Rio de Janeiro Refrescos Ltda. participated in this capital increase regarding its ownership interest for an amount of ThCh$6,105,732.

•             In October 2015 Leão Alimentos e Bebidas Ltda. carried out a capital increase.  Rio de Janeiro Refrescos Ltda. participated in this capital increase regarding its ownership interest for an amount of ThCh$915,070.

13.3 Reconciliation of share of profit in investments in associates:

Details	03.31.2016	03.31.2015
	ThCh$	ThCh$
Share of profit of investment accounted for using the equity method	912,121	1,084,645

Unrealized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(170,387)	(185,585)
Amortization of value in CMF S. A	21,317	21,317
Income Statement Balance	763,051	920,377

13.4     Summary financial information of associates:

The attached table presents summarized information regarding the Company´s equity investees as of March 31, 2016:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participacoes Ltda.	SRSA Participacoes Ltda.	Leao Alimentos e Bebidas Ltda.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	62,819,113	112,542,635	10,336,039	595,857	320,218,598
Total liabilities	25,128,660	51,902,229	—	—	135,985,028
Total revenue	13,354,201	8,886,418	142,034	—	57,985,961
Net income (loss) of associate	1,164,958	(2,177,855)	—	(619,380)	(4,043,112)

Reporting date	03/31/2016	02/29/2016	02/29/2016	02/29/2016	02/29/2016

NOTE 14 —  INTANGIBLE ASSETS AND GOODWILL

14.1           Intangible assets other than goodwill

Intangible assets other than goodwill as of the end of each reporting period are detailed as follows:

	March 31, 2016			December31, 2015
	Gross	Cumulative	Net	Gross	Cumulative	Net
Detail	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	660,941,232	—	660,941,232	658,625,624	—	658,625,624
Software	22,581,305	(16,632,258)	5,949,047	22,378,687	(15,814,299)	6,564,388
Water rights	526,971	(51,149)	475,822	536,940	(60,297)	476,643
Total	684,049,508	(16,683,407)	667,366,101	681,541,251	(15,874,596)	665,666,655

(1)         Correspond to the contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as permanent contracts. These production and distribution rights, and in conjunction with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights are composed in the following manner and are not subject to amortization:

	03.31.2016	12.31.2015
	ThCh$	ThCh$
Chile	300,305,727	300,305,727
Brazil	190,086,263	183,687,154
Paraguay	169,438,035	173,304,596
Argentina	1,111,207	1,328,147
Total	660,941,232	658,625,624

The movement and balances of identifiable intangible assets are detailed as follows for the period January 1 to March 31, 2016 and December 31, 2015:

	March 31, 2016				December 31, 2015
	Distribution				Distribution
Details	Rights	Rights	Software	Total	Rights	Rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance	658,625,624	476,643	6,564,388	665,666,655	719,385,108	447,037	8,349,134	728,181,279
Additions	—	975	187,971	188,946	—	—	1,191,200	1,191,200
Amortization	—	(701)	(778,443)	(779,144)	—	(6,394)	(2,681,923)	(2,688,317)
Other increases (decreases)(1)	2.315.608	(1,095)	(24,869)	2,289,644	(60,759,485)	36,000	(294,022)	(61,017,507)
Total	660,941,232	475,822	5,949,047	667,366,101	658,625,623	476,643	6,564,389	665,666,655

(1) Mainly corresponds to the foreign currency effect of converting foreign subsidiaries’ distribution rights into the presentation currency.

14.2        Goodwill

Goodwill is considered as the excess acquisition cost over fair value of the group´s ownership interest in identifiable net assets of the acquired subsidiary at the acquisition date.

14.2.1 Measurement of recoverable goodwill value.

Goodwill is annually reviewed but its recoverable value is checked during anticipated periods, if there are facts which indicate a possible impairment. These signs may include new legal dispositions, changes in the economic environment affecting business operating performance indicators, movements in the competition, or the sale of a significant part of the cash generating unit (CGU).

Management reviews business performance based on geographic segments.  Goodwill is monitored by operating segment that includes different cash generating units of the operations in Chile, Brazil, Argentina and Paraguay.  Impairment of distribution rights is geographically monitored at the CGU or group of cash generating units that correspond to specific territories for which Coca-Cola distribution rights have been acquired.  These cash generating units or groups of cash generating units are composed by:

•                  Regions in Chile (excluding Metropolitan Region, province of Rancagua and province of San Antonio)

•                  Argentina North

•                  Argentina South

•                  Brazil (state of Rio de Janeiro and Espirito Santo)

•                  Brazil (Ipiranga territories)

•                  Brazil: the investment in the associate Sorocaba

•                  Brazil: the investment in the associate Leão Alimentos S.A.

•                  Paraguay

In order to check if goodwill has suffered an impairment loss, the company compares its book value with its recoverable value, and an impairment loss is recognized for the excess of the book value amount of the asset over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate method.

14.2.2              Main assumptions used in the annual test:

a.         Discount rate:

The real discount rate applied in the annual test carried out in December 2015 was estimated with the Capital Asset Pricing Model which allows estimating a discount rate according to the risk level of the CGU in the country where it operates.  A nominal discount rate before taxes is used according to the following table:

	Discount Rate
	2014	2015
Argentina	32.8%	34.1%
Chile	7.2%	7.7%
Brazil	10.7%	11.6%
Paraguay	12.4%	11.5%

Management carried out the annual goodwill impairment test as of December 31, 2015 for each CGU.

b.                  Other assumptions

Financial projections to determine the net value of future cash flows are modelled considering the main variables of the historical flows of the CGU, and approved budgets. In this sense, a conservative growth rate is used, which fluctuates between 1.5% and 3% for the soft drinks category and between 6% and 7% for the less developed categories such as juices and water. Perpetuity growth rates between 2% and 3% depending on the level of per capita consumption of our products at each operation are set beyond the fifth year of projection.

The variables of greater sensitivity in these projections are the discount rates applied in determining the net present value of the projected cash flows, sales volume, sale prices and growth of unit variable cost vs. fixed cost. For the purpose of the impairment test, sensitivities were conducted in these critical variables according to the following:

•                  Annual volume variation: corresponds to an increase or decrease of 1 percentage point of total annual volume. This variation is applied for every year.

•                  Price variation: corresponds to an increase or decrease of 1 percentage point of the real price of each product. This variation is applied only during the first year, there fore prices for every year are adjusted by 1 percentage point.

•                  Fixed costs variation: it assumes which fixed costs (labor and other fixed expenses) have greater or lesser correlation with volume variation, for example 10 percentage points higher means that the fixed cost has less correlation with volume.

•                  Discount rate: corresponds to an increase or decrease of 50 bps in the discount rate of future cash flows

14.2.3              Conclusions

As a result of the annual test, no impairments have been identified in any of the CGUs assuming conservative EBITDA margin projections and in line with the markets’ history.

Despite the deterioration of the macroeconomic conditions experienced by the economies of the countries where the cash generating units develop their operations, recovery values from the impairment test were higher than the book values of assets.

14.2.4              Goodwill by business segment and country

Movement in goodwill is detailed as follows:

Period January 1, to March 31, 2016 :

Operating segment	01.01.2016	Additions	Disposals or impairments	Foreigng currency translation differrences where functional currency is different from presentation currency	03.31.2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	—	—	8,503,023
Brazilian operation	71,960,960	—	—	2,471,344	74,432,304
Argentine operation	7,720,202	—	—	(1,261,015)	6,459,187
Paraguayan operation	7,651,751	—	—	(170,717)	7,481,034
Total	95,835,936	—	—	1,039,612	96,875,548

Period January 1, to December 31, 2015

Operating segment	01.01.2015	Additions	Disposals or impairments	Foreigng currency translation differrences where functional currency is different from presentation currency	12.31.2015
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	—	—	8,503,023
Brazilian operation	90,122,057	—	—	(18,161,097)	71,960,960
Argentine operation	10,058,725	—	—	(2,338,523)	7,720,202
Paraguayan operation	8,240,394	—	—	(588,643)	7,651,751
Total	116,924,199	—	—	(21,088,263)	95,835,936

NOTE 15 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	03.31.2016	12.31.2015
	ThCh$	ThCh$
Bank loans	22,357,964	23,990,783
Bonds payable	16,998,127	19,236,780
Deposits in guarantee	14,930,066	16,247,026
Derivative contract obligations (see note 20)	944,988	107,428
Leasing agreements	2,517,737	2,635,671
Total	57,748,882	62,217,688

Non-current	03.31.2016	12.31.2015
	ThCh$	ThCh$
Bank loans	28,640,735	30,237,950
Bonds payable	690,369,512	718,004,190
Leasing agreements	17,299,932	17,057,204
Total	736,310,179	765,299,344

The fair value of the aforementioned assets and liabilities is presented below:

Currrent	Book Value 03.31.2016	Fair Value 03.31.2016	Book Value 12.31.2015	Fair Value 12.31.2015
	ThCh$	ThCh$	ThCh$	ThCh$
Bank Loans (1)	22,357,964	22,373,134	23,990,783	23,928,084
Bonds Payable (2)	16,998,127	18,187,872	19,236,780	20,732,412
Deposits in guarantee (3)	14,930,066	14,930,066	16,247,026	16,247,026
Derivative contract obligations (see note 21)	944,988	944,988	107,428	107,428
Leasing agreements (3)	2,517,737	2,517,737	2,635,671	2,635,671
Total	57,748,882	58,953,797	62,217,688	63,650,621

Non-current	03.31.2016	03.31.2016	12.31.2015	12.31.2015
	ThCh$	ThCh$	ThCh$	ThCh$
Bank Loans (1)	28,640,735	23,386,321	30,237,950	24,678,828
Bonds Payable (2)	690,369,512	736,698,794	718,004,190	765,111,961
Leasing agreements (3)	17,299,932	17,299,932	17,057,204	17,057,204
Total	736,310,179	777,385,047	765,299,344	806,847,993

(1)             The fair values are based on discounted cash flows using market based discount rates as of year-end and are Level 2 fair value measurements.

(2)             The fair value of coporate bonds are classified as a Level 1 fair value measurements based on quoted prices for the Company’s obligations.

(3)             The fair value approximates book value considering the nature and term of the obligations.

15.1.1  Bank obligations, current

										Maturity		Total
Indebted Entity			Creditor Entity				Type	Effective	Nominal	Up to	90 days	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Amortization	Rate	Rate	90 days	To 1 year	03.31.2016	12.31.2015
										ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco BICE	Chile	Chilean pesos	Semiannually	4.29%	4.29%	—	218,784	218,784	214,927
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	Chilean pesos	Semiannually	3.43%	3.43%	—	292,841	292,841	275,268
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Ciudad de Bs.As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	113,376	—	113,376	259,727
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina (1)	Argentina	Argentine pesos	Monthly	14.80%	9.90%	124,448	126,568	251,016	447,296
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	9.90%	9.90%	32,444	32,199	64,643	115,800
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Monthly	15.25%	15.25%	—	—	—	242,450
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	216,337	209,597	425,934	772,594
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	Monthly	15.25%	15.25%	37,216	117,329	154,545	174,888
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Argentine pesos	Monthly	15.25%	15.25%	51,112		51,112	122,127
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine pesos	Monthly	15.25%	15.25%	34,830	107,725	142,555	164,565
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	28,003		28,003	137,373
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank of China	Argentina	Argentine pesos	Trimestral	15.25%	15.25%	51,480	104,799	156,279	247,221
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Bank HSBC Argentina S.A	Argentina	Argentine pesos	Trimestral	15.25%	15.25%	51,480	104,799	156,279	247,221
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine pesos	Monthly	41.00%	41.00%	2,852	—	2,852	—
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine pesos	At maturity	15.25%	15.25%	51,388	101,255	152,643	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	ITAÚ - Finame	Brazil	Dollars	Monthly	2.992%	2.992%	—	12,302,206	12,302,206	12,817,824
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.15%	7.15%	248,994	673,832	922,826	997,300
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Quarterly	3.86%	3.86	679,378	1,930,034	2,609,412	353,916
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	4.50%	4.50%	126,241	117,628	243,869	2,523,766
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.63%	6.63%	1,016,606	3,052,183	4,068,789	3,876,520
											Total	22,357,964	23,990,783

(1) The Bicentennial credit granted by Banco de la Nación Argentina to Embotelladora del Atlántico S.A. at a preferential rate is a benefit of the Argentine Government to promote investment projects. Embotelladora del Atlántico S.A. registered investment projects and received the bicentennial credit at a preferential rate of 9.9% a year, the financial expense is recognized according to the market rate, and the financial expense differential between market and nominal rate was allocated as a lower cost of the fixed asset.

15.1.2  Bank obligations, non-current March 31, 2016

										Maturity
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	More 4 years	More 5	at
Tx ID	Name	Country	Tx ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	03.31.2016
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.63%	6.63%	3,147,991	706,666	359,050	386,222	—	4,599,929
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.15%	7.15%	882,920	818,310	538,739	565,233	—	2,805,202
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Dollars	Monthly	2.992%	2.992%	11,960,716	—	—	—	—	11,960,716
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.00%	6.0%	1,930,034	1,930,034	1,930,034	1,930,034	—	7,720,136
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Chile	Chilean pesos	Semiannually	4.29%	4.29%	1,554,752	—	—	—	—	1,554,752

														Total	28,640,735

16.1.2  Bank obligations, non-current December 31, 2015

										Maturity
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	More 4 years	More 5	At
Tx ID	Name	Country	Tx ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	12.31.2015
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.63%	6.63%	3,323,725	1,258,291	466,032	413,519	—	5,461,567
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.15%	7.15%	776,263	672,484	493,743	431,272	—	2,373,762
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Semiannually	2.992%	2.992%	12,681,431	—	—	—	—	12,681,431
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	4.50%	4.50%	2,020,483	2,020,483	2,020,483	2,020,480	—	8,081,929
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco BBVA Francés	Argentina	Argentine pesos	Monthly	15.25%	15.25%	44,560	—	—	—	—	44,560
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	Monthly	15.25%	15.25%	50,970	—	—	—	—	50,970
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Chile	Chilean pesos	Semiannually	4.29%	4.29%	1,543,731	—	—	—	—	1,543,731

Total															30,237,950

15.2.1     Bonds payable

	Current		Non-current		Total
Composition of bonds payable	03.31.2016	12.31.2015	03.31.2016	12.31.2015	03.31.2016	12.31.2015
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds (face value)	17,848,960	20,172,356	695,047,577	723,191,154	712,896,537	743,363,510
Expenses of bond issuance and discounts on placement	(850,833)	(935,576)	(4,678,065)	(5,186,964)	(5,528,898)	(6,122,540)
Net balance presented in statement of financial position	16,998,127	19,236,780	690,369,512	718,004,190	707,367,639	737,240,970

15.2.2     Current and non-current balances

Obligations with the public correspond to bonds in UF issued by the parent company on the Chilean market and bonds in US dollars issued by the parent company on the international market:

		Face	Unit of	Interest	Final	Interest	Date
	Series	amount	Adjustment	rate	Maturity	Payment	Amortization of capital	03.31.2016	12.31.2015
								ThCh$	ThCh$
Bonds, current portion
SVS Registration N°640 SVS 08.23.2010	A	375.000	UF	3.0%	08-15-2017	Semiannually	15-08-2016	6,476,970	6,550,372
SVS Registration N°254 SVS 06.13.2001	B	2.723.745	UF	6.5%	06-01-2026	Semiannually	01-06-2016	7,116,222	5,213,755
SVS Registration N°641 08.23.2010	C	1.500.000	UF	4.0%	08-15-2031	Semiannually	15-02-2021	191,693	571,003
SVS Registration N°759 08.20.2013	C	1.000.000	UF	3.5%	08-16-2020	Semiannually	16-02-2017	3,338,460	333,479
SVS Registration N°760 08.20.2013	D	4.000.000	UF	3.8%	08-16-2034	Semiannually	16-02-2032	485,860	1,447,249
SVS Registration N°760 04.02.2014	E	3.000.000	UF	3.75%	03-01-2035	Semiannually	01-09-2032	239,755	952,223
Bonds USA	—	575.000.000	US$	5.0%	10-01-2023	Semiannually	01-10-2023	—	5,104,275
Total current portion								17,848,960	20,172,356

Bonds non-current portion
SVS Registration N°640 SVS 08.23.2010	A	375.000	UF	3.0%	08-15-2017	Semiannually	15-08-2017	3,238,184	6,407,273
SVS Registration N°254 SVS 06.13.2001	B	2.723.745	UF	6.5%	06-01-2026	Semiannually	01-06-2017	64,688,522	64,965,518
SVS Registration N°641 08.23.2010	C	1.500.000	UF	4.0%	08-15-2031	Semiannually	15-02-2021	38,715,969	38,443,635
SVS Registration N°759 08.20.2013	C	1.000.000	UF	3.5%	08-16-2020	Semiannually	16-08-2017	22,585,544	25,629,090
SVS Registration N°760 08.20.2013	D	4.000.000	UF	3.8%	08-16-2034	Semiannually	16-02-2032	103,248,200	102,516,360
SVS Registration N°760 04.02.2014	E	3.000.000	UF	3.75%	03-01-2035	Semiannually	01-09-2032	77,436,158	76,887,278
Bonds USA	—	575.000.000	US$	5.0%	10-01-2023	Semiannually	01-10-2023	385,135,000	408,342,000
Total non-current portion								695,047,577	723,191,154

Accrued interest included in the current portion of bonds totaled ThCh$2,565,018 and ThCh$8,923,499 at March 31, 2016 and December 31, 2015, respectively.

15.2.3        Non-current maturities

		Year of maturity				Total non- current
	Series	2017	2018	2019	After	31-03-2016
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration N°640 08.23.2010	A	3,238,184	—	—	—	3,238,184
SVS Registration N°254 06.13.2001	B	5,193,103	5,530,655	5,890,146	48,074,618	64,688,522
SVS Registration N°641 08.23.2010	C	—	—	—	38,715,969	38,715,969
SVS Registration N°759 08.20.2013	C	6,453,013	6,453,013	6,453,013	3,226,505	22,585,544
SVS Registration N°760 08.20.2013	D	—	—	—	103,248,200	103,248,200
SVS Registration N°760 04.02.2014	E	—	—	—	77,436,158	77,436,158
Bonds USA	—	—	—	—	385,135,000	385,135,000
Total		14,884,300	11,983,668	12,343,159	655,836,450	695,047,577

15.2.4        Market rating

The bonds issued on the Chilean market had the following rating at March 31, 2016:

AA          :       ICR Compañía Clasificadora de Riesgo Ltda. rating

AA          :       Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market as of March 31, 2016 is the following:

BBB       :       Standard&Poors rating

BBB+     :       Fitch Chile Clasificadora de Riesgo Limitada rating.

15.2.5         Restrictions

15.2.5.1   Restrictions regarding bonds placed abroad.

On September 26, 2013, Andina issued a bond in the U.S. Market (Bonds USA) for US$575 million at a coupon rate of 5.000% maturing on October 1, 2023.  These bonds do not have financial restrictions.

15.2.5.2   Restrictions regarding bonds placed in the local market.

For purposes of the calculation of the covenants, the amount of EBITDA which was agreed on each bond issue is included.

Restrictions regarding the issuance of bonds for a fixed amount registered under number 254.

During 2001, Andina placed local bonds in the Chilean market.  The issuance was structured into two series, one of which matured during 2008.

The outstanding series as of March 31, 2016 is Series B for a nominal amount of up to UF 4 million, of which amount UF 3.7 million in bonds were placed with final maturity in the year 2026 at a 6.50%  annual interest rate. The balance of outstanding capital as of  December 31, 2015 is UF2,724 million.

Series B was issued with charge to the Bonds Line registered with the Securities Registered under number 254 dated June 13, 2001.

Regarding Series B, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Consolidated Equity will be regarded as total equity including non-controlling interest.

As of March 31, 2016, Indebtedness Level is 0.77 times of Consolidated Equity.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows (in thousand Chilean pesos):

As of December 31, 2015, the values of items included in this indicator are the following:	ThCh$
Other current financial liabilities	57,748,882
Other non-current financial liabilities	736,310,179
(-) Other non-current financial assets (hedge derivatives)	136,965,539
Total Consolidated Equity	850,328,650

•             Maintain, and in no manner lose,  sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as  any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow.

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s  unsecured consolidated liabilities.

As of March 31, 2016, this index is 1.67 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of March 31, 2016, the values of items included in this restriction are the following:	ThCh$

Consolidated assets free of collateral, mortgages or other liens	1,992,512,978
(-)Other non-current financial assets (hedge derivatives)	136,965,539
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	1,855,547,439

Consolidated liabilities payable not guaranteed	1,250,225,103
(-) Other non-current financial assets (hedge derivatives)	136,965,539
Unsecured Consolidated Liabilities Payable (adjusted	1,113,259,564

Restrictions regarding bond lines registered in the Securities Registered under numbers 640 and 641.

As a consequence of our merger with Coca-Cola Polar S.A., Andina became a debtor of  the following two bonds placed in the Chilean market in 2010:

•             UF 1.0 million of Series A bonds due 2017, bearing an annual interest of  3.00%. As of March 31, 2016, the balance of outstanding capital  is UF 0.375 million.

•             UF 1.5 million of Series C bonds due 2031, bearing an annual interest  rate of  4.00%. As of March 31, 2016, the balance of outstanding capital  is UF 1.5 million.

Series A and Series C were issued with charge to the Bond Lines registered with the Securities Registrar, under numbers 640 and 641, respectively, both on August 23, 2010.

Regarding Series A and Series C, the Issuer is subject to the following restrictions:

•             Maintain a level of “Net Financial Debt” within its quarterly financial statements that may not exceed 1.5 times, measured over figures included in its consolidated statement of financial position.   To this end, net financial debt shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling owners plus non-controlling interest). On its part, net financial debt will be the difference between the Issuer’s financial debt and cash.

As of March 31, 2016, Net Financial Debt was 0.55 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of March 31, 2016, the values of items included in this restriction are the following:	ThCh$
Cash and cash equivalent	86,811,651
Other current financial assets	102,589,274
Other non-current financial assets	136,965,539
Other current financial liabilities	57,748,882
Other non-current financial liabilities	736,310,179
Total Consolidated Equity	850,328,650

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s  unsecured consolidated liabilities.

As of March 31, 2016, this index is 1.67 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of March 31, 2016, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	1,992,512,978
(-)Other non-current financial assets (hedge derivatives)	136,965,539
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	1,855,547,439
Consolidated liabilities payable not guaranteed	1,250,225,103
(-) Other non-current financial assets (hedge derivatives)	136,965,539
Unsecured Consolidated Liabilities Payable (adjusted	1,113,259,564

•             Not carry out investments in instruments issued by related parties, nor carry out with these parties any other operations not related to normal business, in conditions that may be more unfavorable to the Issuer regarding those prevailing in the market.

•             Maintain a level of “Financial net coverage” in its quarterly financial statements of more than 3 times. Net financial coverage means the ratio between the Issuer’s Ebitda for the past 12 months and net financial expenses (financial income less financial expenses) of the issuer for  the past 12 months. However, this restriction will be considered breached when the mentioned net financial coverage level is lower than the level previously indicated during two consecutive quarters.

As of March 31, 2016 Net Financial Coverage level is 6.92 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of March 31, 2016, the values of items included in this indicator are the following:	ThCh$
(+) Consolidated Ebitda between January 1 and March 31, 2016	85,899,009
(+) Consolidated Ebitda between January 1 and December 31, 2015	294,245,756
(-) Consolidated Ebitda between January 1 and March 31, 2015	87,552,691
Consolidated Ebitda twelve months (between January 1, april 2015 and march 31, 2016) (1)	292,592,074

(+) Consolidated Financial income between January 1 and March 31, 2016	2,758,171
(+) Consolidated Financial income between January 1 and December 31, 2015	10,118,375
(-) Consolidated Financial income between January 1 and March 31, 2015	2,539,833
Consolidated Financial income twelve months (between January 1, april 2015 and march 31, 2016)	10,336,713

(+) Consolidated Financial expenses between January 1 and March 31, 2016	12,363,837
(+) Consolidated Financial expenses between January 1 and December 31, 2015	55,669,217
(-) Consolidated Financial expenses between January 1 and March 31, 2015	15,399,516
Consolidated Financial expenses twelve months (between January 1, april 2015 and march 31, 2016)	52,633,538

(1) For the purpose of calculating the covenant, EBITDA was calculated as agreed in the bond issue.

Restrictions regarding bond lines registered in the Securities Registrar under numbers 759 and 760.

During 2013 and 2014, Andina placed local bonds in the Chilean market. The issuance was structured into three series.

•             Series C outstanding as of March 31, 2016, for a nominal value of up to UF 3 million, of which bonds were placed for a nominal amount of UF1.0 million with final maturity during year 2020 at an annual interest rate of 3.50% issued against line number 759.  Outstanding capital as of December 31, 2015 is UF 1.0 million.

•             Series D and E outstanding at March 31, 2016 for a total nominal value of UF 8 million, of which UF 4 million were placed in bonds during August, 2013 (series D) and UF 3 million during April, 2014 (series E), with final maturity in 2034 and 2035, respectively, issued with charge against line number 760.  The anual interest rates are 3.8% for Series D and 3.75% for Series E. The oustanding capital balance at March 31, 2016 of both series amounts to UF 7.0 million.

Regarding Series C, D and E, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) cash and cash equivalent and (iv) other current financial assets, and (v) other non-current financial assets (to the extent they are asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of March 31, 2016, Indebtedness Level is 0.55 times of Consolidated Equity.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of March 31, 2016, the values of items included in this restriction are the following:	ThCh$
Cash and cash equivalent	86,811,651
Other current financial assets	102,589,274
Other non-current financial assets	136,965,539
Other current financial liabilities	57,748,882
Other non-current financial liabilities	736,310,179
Total Consolidated Equity	850,328,650

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s  unsecured consolidated liabilities payable.

As of March 31, 2016, this index is 1.67 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of March 31, 2016, the values of items included in this restriction are the following:	ThCh$

Consolidated assets free of collateral, mortgages or other liens	1,992,512,978
(-)Other non-current financial assets (hedge derivatives)	136,965,539
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	1,855,547,439
Consolidated liabilities payable not guaranteed	1,250,225,103
(-) Other non-current financial assets (hedge derivatives)	136,965,539
Unsecured Consolidated Liabilities Payable (adjusted	1,113,259,564

•             Maintain, and in no manner lose,  sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as “TCCC” or the “Licensor” for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as  any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer.  For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

As of March 31, 2016 and December 31, 2015, the Company complies with all financial collaterals.

15.2.6         Repurchased bonds

In addition to UF bonds, the Company holds bonds that it has repurchased in full through companies that are included in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Bonds USA issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$350 million, of which US$200 million are outstanding at December 31, 2013. On December 15, 2014, Embotelladora Andina S.A. rescued US$200 million in outstanding bonds from its subsidiary Abisa Corp S.A., thus since legally debtor and creditor are joined in a single entity, the mentioned bond liability becomes extinguished.

The subsidiary Rio de Janeiro Refrescos Ltda. maintains a liability corresponding to a bond issuance for US $75 million due in December 2020 and semi-annual interest payments. On March 31, 2016 these issues belong to Andina, until December 31, 2012 belong to the subsidiary Abisa Corp S.A., (former Pacific Sterling). On January 1, 2013, Abisa Corp S.A. transferred the totality of this asset to Embotelladora Andina S.A., passing the latter to be the creditor of the above mentioned Brazilian subsidiary. As a result, in these consolidated financial statements the assets and liabilities related to the transaction have been eliminated. In addition, the transaction has been treated as a net investment of the group in the Brazilian subsidiary, consequently the effects of exchange rate differences between the dollar and the functional currency of each one have been recorded in other comprehensive income.

15.3.1        Derivative contract obligations

Please see details in Note 20.

15.4.1              Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	Up to	90 days to	at	At
Name	Country	Tax,ID	type	Type	Currency	Type	rate	rate	90 days	1 year	03.31.2016	12.31.2015
									ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	216,863	651,576	868,439	1,044,284
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	205,687	632,697	838,384	780,248
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	128,339	409,407	537,746	412,292
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	17,268	85,511	102,779	198,443
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	9.39%	9.38%	30,247	45,630	75,877	103,144
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	22,581	71,931	94,512	97,260

										Total	2,517,737	2,635,671

15.4.2  Non-Current liabilities for leasing agreements March 31, 2016

									Maturity
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	More	at
Name	Country	Tax,ID	Name	type	Currency	Type	rate	Rate	2 years	3 years	4 years	5 years	5 years	03.31.2016
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	2,070,217	2,987,108	2,987,108	2,987,108	4,554,887	15,586,428
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	426,566	—	—	—	—	426,566
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	119,807	—	—	—	—	119,807
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	731,290	—	—	—	—	731,290
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	9.39%	9.38%	201	—	—	—	—	201
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	435,640	—	—	—	—	435,640

													Total	17,299,932

16.4.2  Non-Current liabilities for leasing agreements December 31, 2015

									Maturity
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	more	at
Name	Country	Tax,ID	Name	Type	Currency	type	rate	rate	2 years	3 years	4 years	5 years	5 years	12.31.2015
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	1,940,324	2,799,686	—	—	10,457,637	15,197,647
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	437,913	84,568	—	—	—	522,481
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	327,205	—	—	—	—	327,205
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	269,316	245,255	—	—	—	514,571
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	9.39%	9.38%	7,226	—	—	—	—	7,226
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	488,074	—	—	—	—	488,074

													Total	17,057,204

NOTE 16 —   TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

a)                 Trade and other current accounts payable are detailed as follows:

Item	03.31.2016	12.31.2015
	ThCh$	ThCh$
Trade accounts payable	126,532,940	167,492,719
Withholdings tax	23,727,757	35,009,855
Accounts payable Inamar Ltda. (1)	7,784,836	7,784,836
Others	13,324,201	11,542,182
Total	171,369,734	221,829,592

Current	162,165,482	212,526,368
Non-current	9,204,252	9,303,224
Total	171,369,734	221,829,592

b)                 The Company maintains commercial lease agreements for forklifts, vehicles, properties and machinery.  These lease agreements have an average duration of one to five years excluding renewal options. No restrictions exist with respect to the lessee by virtue of these lease agreements.

Future payments of the Company´s operating leases are as follows:

03.31.2016
ThCh$
Maturity within one year	4,438,335
Maturity long-term	1,332,714
Total	5,771,049

Total expenses related to operating leases maintained by the Company as of March 31, 2016 and 2015 amounted to ThCh$1,617,806 and ThCh$1,294,717 respectively.

(1)         On December 3, 2015 a land was purchased from Industrias Metalurgicas Inamar Ltda. for an amount of ThCh$ 17,292,040 equivalent to 675,000 UFs, of which there is a balance payable of ThCh$7,784,836 equivalent to 303.750 UFs. Such balance payable will be paid in one installment maturing in 30 more months. To guarantee the payment of this obligation the land has been mortgaged to in favor of Industrias Metalurgicas Inamar Ltda.

NOTE 17 —  CURRENT AND NON-CURRENT PROVISIONS

17.1                                 Balances

The balances of provisions recorded by the Company at March 31, 2016 and  December 31, 2015 are detailed as follows:

Description	03.31.2016	12.31.2015
	ThCh$	ThCh$
Litigation (1)	67,012,470	64,301,817
Total	67,012,470	64,301,817

Current	725,229	326,093
Non-current	66,287,241	63,975,724
Total	67,012,470	64,301,817

(1)             Corresponds to the provision for probable fiscal, labor and trade contingency losses based on the opinion of our legal advisors, according to the following breakdown:

Detail (see note 21.1)	03.31.2016	12.31.2015
	ThCh$	ThCh$

Tax Contingencies	55,994,404	54,208,233
Labor Contingencies	6,600,781	5,774,453
Civil Contingencies	4,417,285	4,319,131
Total	67,012,470	64,301,817

17.2                                 Movements

Movement of provisions is detailed as follows:

	03.31.2016			12.31.2015
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance at January	64,301,817	—	64,301,817	77,812,345	—	77,812,345

Additional provisions	429,112	—	429,112	243,330	—	243,330
Increase (decrease) in existing provisions	130,610	—	130,610	1,893,402	—	1,893,402
Payments	213,260	—	213,260	343,359	—	343,359
Reverse unused provision	—	—	—	(182,670)	—	(182,670)
Increase (decrease) due to foreign exchange differences	1,937,671	—	1,937,671	(15,807,949)	—	(15,807,949)
Total	67,012,470	—	67,012,470	64,301,817	—	64,301,817

NOTE 18 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL  LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Description	03.31.2016	12.31.2015
	ThCh$	ThCh$
Minimum dividend	9,903,649	—
Dividend payable	—	17,093,596
Other	1,638,110	714,538
Total	11,541,759	17,808,134

Current	11,317,174	17,565,643
Non-current	224,585	242,491
Total	11,541,759	17,808,134

NOTE 19 —   EQUITY

19.1                                 Paid-in capital

On August 21, 2013 saw the decline of paid capital as of right for not having alienated third 67 shares of Series A and 8,065 Series B shares, which the Company acquired in 2012, to shareholders exercised their right to retire when it was merged with Embotelladoras  Coca-Cola Polar S.A, thus passing the capital paid a total of ThCh $ 270,759,299 to a total of ThCh$ 270,737,574.

The paid-in capital of the Company totaled ThCh$270,737,574 as of March 31, 2016 and December 31, 2015. The distribution and classification is detailed as follows:

19.1.1                       Number of shares:

	Number of shares subscribed		Number of shares paid in		Number of voting shares
Series	2016	2015	2016	2015	2016	2015
A	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
B	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303

19.1.2          Equity:

	Subscribed Capital		Paid-in capital
Series	2016	2015	2016	2015
	ThCh$	ThCh$	ThCh$	ThCh$
A	135,379,504	135,379,504	135,379,504	135,379,504
B	135,358,070	135,358,070	135,358,070	135,358,070
Total	270,737,574	270,737,574	270,737,574	270,737,574

19.1.3                          Rights of each series:

•                                                   Series A : Elect 12 of the 14 Directors

•                                                   Series B : Receives an additonal 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

19.2    Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the ordinary Shareholders’ Meeting held in April 2015, the shareholders agreed to pay out of the 2014 earnings are final dividend to complete the 30% required by the Law 18,046 which was paid in May 2015.

Pursuant to Circular Letter N° 1,945 of the Chilean Superintendence of Securities and Insurance dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as retained earnings for future distribution.

Retained earnings at the date of IFRS adoption amounted to ThCh$ 19,260,703, of which ThCh$ 9,039,835 have been realized at March 31, 2016 and are available for distribution as dividends in accordance with the following:

Description	Event when amount is realized	Amount of accumulated earnings at 01.01.2009	Realized at 03.31.2016	Amount of accumulated earnings at 03.31.2016
		ThCh$	ThCh$	ThCh$
Revaluation of assets parent Company	Sale or impairment	14,800,384	(11,692,285)	3,108,099
Foreign currency translation differences of investments in related companies and subsidiaries	Sale or impairment	4,653,301	2,146,981	6,800,282
Full absorption cost accounting parent Company	Sale of products	305,175	(305,175)	—
Post-employment benefits actuarial calculation parent Company	Termination of employees	946,803	(580,417)	366,386
Deferred taxes complementary accounts parent Company	Amortization	(1,444,960)	1,391,061	(53,899)
Total		19,260,703	(9,039,835)	10,220,868

The dividends declared and paid during 2016 and 2015 are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2015	January	Interim	2014	9.00	9.90
2015	May	Final	2014	15.00	16.50
2015	August	Additional	Retained Earnings	15.00	16.50
2015	October	Interim	2015	15.00	16.50
2016	January	Interim	2015	17.00	18.70

19.3                                 Reserves

The balance of other reserves include the following:

Description	03.31.2016	12.31.2015
	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(181,339,566)	(167,447,157)
Cash flow hedge reserve	16,204,254	27,087,214
Reserve for employee benefit actuarial gains or losses	(1,752,929)	(1,796,285)
Legal and statutory reserves	5,435,538	5,435,538
Total	260,248,817	284,980,830

19.3.1                       Polar acquisition

This amount corresponds to the fair value of the issuance of shares of  Embotelladora Andina S.A., used to acquire Embotelladoras Coca-Cola Polar S.A.

19.3.2                       Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 20).

19.3.3                       Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses, that according to IAS 19 amendments must be carried to other comprehensive income.

19.3.4                       Legal and statutory reserves

In accordance with Official Circular No. 456 issued by the Chilean Superintendence of Securities and Insurance, the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$ 5,435,538 at December 31, 2009

19.3.5                       Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the consolidated financial statements. Additionally exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment equivalents accounted for using the equity method. A breakdown of translation reserves is presented below:

Description	03.31.2016	12.31.2015
	ThCh$	ThCh$
Brazil	(80,443,447)	(88,444,294)
Argentina	(101,498,105)	(84,913,998)
Paraguay	16,150,176	21,728,456
Exchange rate differences in related companies	(15,548,190)	(15,817,321)
Total	(181,339,566)	(167,447,157)

The movement of this reserve for the fiscal periods ended March 31, 2016 and December 31, 2015 respectively is detailed as follows:

Description	03.31.2016	12.31.2015
	ThCh$	ThCh$
Brazil	8,000,847	(57,582,790)
Argentina	(16,584,107)	(28,640,580)
Paraguay	(5,578,280)	(19,929,293)
Exchange rate differences in related companies	269,131	(8,008,796)
Total	(13,892,409)	(114,161,459)

19.4           Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries that are owned by third parties, Details of this account at March 31, 2016.

	Non-controlling Interests
	Percentage %	Shareholders Equity	Income
Details	2016	2016	2016
		ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	13,790	1,823
Andina Empaques Argentina S.A.	0.0209	2,114	277
Paraguay Refrescos S.A.	2.1697	5,552,286	153,210
Vital S.A.	35.0000	8,956,233	80,894
Vital Aguas S.A.	33.5000	2,096,328	91,670
Envases Central S.A.	40.7300	4,857,562	195,796
Total		21,478,313	523,670

19.5           Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

The earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

	03.31.2016
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	15,720,211	17,291,953	33,012,164
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	33.21	36.54	34.88

	03.31.2015
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	17,173,784	18,890,857	36,064,641
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	36.29	39.91	38.10

NOTE 20 —   DERIVATIVE ASSETS AND LIABILITIES

The company held the following derivative instruments at March 31, 2016 and December 31, 2015:

20.1     Derivatives accounted for as cash flow hedges:

a)     Cross Currency Swap Itau Credit.

As of March 31, 2016, the Company maintained derivative contracts to ensure U.S. dollar denominated bank liabilities in Brazil amounting to ThUS$ 36,224, to convert them to liabilities in Brazilian Real. The valuation of these contracts was performed at their fair values, yielding a receivable value of ThCh$10,413,240 at March 31, 2016 which is presented in other financial assets non-current. These swap contracts have the same terms of the underlying bond obligation and expire in 2017. In addition, the excess value of the derivative above the hedged items of ThCh$ 206,084 (ThCh$ 959,012 in December 31, 2015) has been recognized within other equity reserves as of March 31, 2016. The amount of loss recognized in results for financial liabilities in US Dollars that were neutralized by the recycling of derivative contracts from equity amounted to ThCh$ 1,465,692 at March 31, 2016.

b)     Cross Currency Swaps associated with US Bonds

At March 31, 2016, the Company entered into cross currency swap derivative contracts to convert US Dollar public bond obligations of US$570 million into UF and Real liabilities to hedge the Company’s exposure to variations in foreign exchange rates. These swap contracts have the same terms of the underlying bond obligation and expire in 2023.  The fair value of these derivatives resulted in an asset of ThCh$126,552,299 at March 31, 2016, which is presented as other financial assets non-current.  In addition excess value of the derivative above the hedged items of ThCh$16,676,441 has been recognized within other equity reserves as of March 31, 2016. The ineffective portion amount of ThCh$864,953 associated with this hedge was recorded in other gains and losses at March 31, 2016.

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars and the identified ineffective portion of the hedge derivative were compensated with the recycling to loss of the financial derivative instruments reserve in other comprehensive income amounting ThCh$20,333,109 at March 31, 2016.

20.2     Derivatives accounted for as financial assets and liabilities at fair value through profit and loss:

During 2016, the Company entered into foreign currency forward contracts to hedge its exposure to expected future raw materials purchases in US Dollars during the year 2016. The total amount of outstanding forward contracts were US$91.5 million at March 31, 2016 (US$0.15 million at December 31, 2015). These agreements were recorded at fair value, resulting in a net loss of ThCh$4,062 for the period ended March 31, 2016. The fair value of these derivative contracts is a liability of ThCh$944,988 at March 31, 2016 (liability of ThCh$107,428 at December 31, 2015). The agreements that ensure future flows of foreign currency have been designated as hedge, at March 31, 2016, as a result of this methodology the Company registered a net balance of ThCh$678,271 as a capital decrease associated with the fair value of existing contracts. Futures contracts that ensure prices of future materials have not been designated as hedge agreements, whereby its effects on variations in fair value are accounted for directly under statements of income in the “other gains and losses” account.

These derivative contracts do not qualify for hedge accounting and are accounted for as investment contracts with the changes in fair value recorded directly in the income statement each reporting period.

Fair value hierarchy

The Company had total assets related to its foreign exchange derivative contracts of ThCh$136,965,539  and liabilities to ThCh$944,988 at March 31, 2016 (assets for ThCh$181,474,306 and liabilities for ThCh$107,428 at December 31, 2015). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in financial assets and financial liabilities, All the derivative contracts are carried at fair value in the consolidated statement of financial position, The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1 :          quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:             Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:             Inputs for assets and liabilities that are not based on observable market data.

During the period ended  March 31, 2016, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurements at March 31, 2016
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets Other current financial assets
Other non-current financial assets	—	136,965,539	—	136,965,539
Total assets	—	136,965,539	—	136,965,539
Liabilities
Current liabilities
Other current financial liabilities	—	944,988	—	944,988
Total liabilities	—	944,988	—	944,988

	Fair Value Measurements at December 31, 2015
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets Other current financial assets	—	—	—	—
Other non-current financial assets	—	181,474,306	—	181,474,306
Total assets	—	181,474,306	—	181,474,306
Liabilities
Current liabilities
Other current financial liabilities	—	107,428	—	107,428
Total liabilities	—	107,428	—	107,428

NOTE 21 —   CONTINGENCIES AND COMMITMENTS

21.1            Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face judicial or extra-judicial contingencies that might result in material or significant losses or gains, except for the following:

1)        Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$1,302,591. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel.  Additionally Embotelladora del Atlántico S.A. maintains time deposits for an amount of ThCh$930,812 to guaranty judicial liabilities

2)        Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$64,984,951. management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains judicial deposits and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as a legal guarantees as of March 31, 2016 and December 31, 2015 amounted to ThCh$89,728,540 and ThCh$86,364,210 respectively.

Part of the assets given as warranty by Rio de Janeiro Refrescos Ltda. as of December 31, 2014, are in the process of being released and others have been released with the exchange of Warranty Insurance and Bail Letters entered into amounting to R$518,477,142 with different financial institutions and insurance companies in Brazil, through which these entities after a 0.6% commission, become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda.  Additionally, if the warranty and bail letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)             Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) allegedly owed by ex-Companhia de Bebidas Ipiranga. The initial amount demanded reached R$1,330,473,161 (historical amount without adjustments), corresponding to different trials related to the same cause. In June 2014, one of these trials for R$598,754,218, was resolved in favor of the Company, however, there are new law suits arising after the purchase of ex-Companhia de Bebidas Ipiranga (October 2013) that amount to R$293,199,260.  These law suits include amounts originally demanded plus accrued adjustments to date.

The Company rejects the position of the Brazilian tax authority in these procedures, and considers that Companhia de Bebidas Ipiranga was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and judicial outcomes to date, Management estimates that these procedures do not represent probable losses, and has not recorded a provision on these matters.

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. According to this criteria, from a total of identified contingencies amounting R$1,186,805,838 (including readjustments of current lawsuits), the Company recorded a provision R$202,292,550 equivalent to ThCh$38,072,312.

b)             Tax contingencies on ICMS and IPI causes.

They refer mainly to tax settlements issued by advance appropriation of ICMS credits on fixed assets, payment of the replacement of ICMS tax to the operations, untimely IPI credits calculated on bonuses, among other claims.

The Company does not consider that these judgments will result in significant losses, given that their loss is considered unlikely. However, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed that the loss can be generated. According to this criteria, an initial provision has been made in the business combination accounting for an amount of R$ 96.5 million equivalent to ThCh$ 18,161,707.

3)        Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$662,757. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors

21.2           Direct guarantees and restricted assets:

Guarantees and restricted March 31, 2016 and  December 31, 2015 are detailed as follows:

Guarantees that compromise assets including in the financial statements:

Provided by			Committed assets		Balance pending payment on the closing date of the financial statements
Guarantee in favor of	Name	Relationship	Guarantee	Guarantee in favor of	03.31.2016	12.31.2015
					ThCh$	ThCh$
Industria Metalúrgica Inamar Ltda.	Embotelladora Andina S.A.	Parent Company	Land	Property, plant and equipment	17,292,040	17,292,040
Gas licuado Lipigas S.A.	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	1,140	1,140
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	3,416	3,416
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	3,508	3,508
Inmob. e Invers. Supetar Ltda.	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Trade and other receivables	4,579	4,579
María Lobos Jamet	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Trade and other receivables	2,565	2,565
Reclamantes ações trabalhistas	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	2,913,075	2,499,232
Reclamantes ações civiles y tributarias	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	8,307,639	7,929,131
Instituciones Gubernamentales	Rio de Janeiro Refrescos Ltda.	Subsidiary	Planta y Equipos, Neto	Property, plant and equipment	78,507,826	75,935,847
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	911	1,089
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	1,367	1,634
Municipalidad San Martin Mza	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	16,403	19,606
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	978	1,168
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	247,689	96,045
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	1,937	2,316
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	629,065	538,968
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	4,068	4,862
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	8,202	9,803
CICSA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantees CICSA for packaging	Other current financial assets	25,380	30,335
Locadores varios	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee deposit for rentals	Other current financial assets	9,452	11,297
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Machinery import	Other current financial assets	35,221	47,023
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	7,955	9,508
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	12,237	14,626
Marcus A. Peña	Paraguay Refrescos S.A.	Subsidiary	Property	Property, plant and equipment	4,122	—
					108,040,775	104,459,738

Guarantees provided without obligation of assets included in the financial statements:

Provided by			Committed assets		Balance pending payment on the closing date of the financial statements
Guarantee in favor of	Name	Relationship	Guarantee	Type	03.31.2016	12.31.2015
					ThCh$	ThCh$
Linde Gas Chile	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	—	639,144
Echeverría, Izquierdo Ingeniería y Construcción.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	—	536,315
Aduana de Ezeiza	Andina Empaques Argentina S.A.	Subsidiary	Compliance of contract	Surety insurance	379,337	235,981
Processos trabalhistas	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	856,772	575,583
Processos administrativos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	2,452,590	2,370,025
Governo Federal	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	79,797,288	74,198,243
Governo Estadual	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	11,135,689	10,450,612
HSBC	Sorocaba Refrescos	Associate	Loan	co-signers	3,764,084	3,637,369
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	3,347,248	3,234,566

NOTE 22 —  FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. Below is a description of the primary policies established by the Company to manage financial risks.

Interest Rate Risk

As of March 31, 2016, the Company carried all of its debt liabilities at a fixed rate, variability factors are given by the currencies in which they are set: UF and US$ (are variable). As a result, the risk of fluctuations in market interest rates on the Company’s cash flows is low.

The Company’s greatest indebtedness corresponds to bonds of own issuance; the portion of bonds issued in the local market are denominated in Unidades de Fomento, indexed to inflation in Chile (the Company’s sales are correlated with UF variations). If inflation in Chile would have generated a UF variation of 2.0% during the period between  January 1 and March 31, 2016 (instead of 0.71%, excluding changes in the level of sales), the Company’s income would have been lower by ThCh$3,010,511.

There are also bonds of own issuance amounting to US$575 million, which are hedged against the fluctuation of the U.S. dollar with cross currency swap agreements.

Exchange Rate Risk

The company is exposed to three types of risk caused by exchange rate volatility:

a) Exposure of foreign investment: this risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to each of the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

a.1 Investment in Argentina

As of March 31, 2016, the Company maintains a net investment of ThCh$88,367,060 in Argentina, composed by the recognition of assets amounting to ThCh$170,155,239 and liabilities amounting to Ch$81,788,179. These investments reported 29.7% of the Company’s consolidated sales revenues

As of March 31, 2016, the Argentine peso devalued 16.3% with respect to the Chilean peso.

During 2015 exchange restrictions existed in Argentina and until mid-December, there was a parallel foreign exchange market with a higher than the official exchange rate. With the arrival of the new Argentine Government, fixing exchange rate is lightened by increasing parity of the Argentine peso versus dollar at the close to values similar to those that kept the parallel market.

If the exchange rate of the Argentinean Peso devaluated an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Argentina of ThCh$586,074 and decrease in equity of ThCh$3,719,618, originated by lower asset recognition of ThCh$8,496,324 and by lower liabilities recognition of ThCh$4,776,706.

a.2 Investment in Brazil

As of March 31, 2016, the Company maintains a net investment of ThCh$242,170,108 in Brazil, composed by the recognition of assets amounting to ThCh$740,174,937 and liabilities amounting to ThCh$498,004,829. These investments reported 31.4% of the Company’s consolidated sales revenues.

As of March 31, 2016, the Brazilian Real appreciated 3.5% with respect to the Chilean peso.

If the exchange rate of the Brazilian Real appreciated an additional 5% with respect to the Chilean Peso, the Company would have higher income from the operation in Brazil of ThCh$534,201 and increase in equity of ThCh$12,006,799, originated by higher asset recognition of ThCh$40,241,308 and by higher liabilities recognition of ThCh$28,234,509.

a.3 Investment in Paraguay

As of March 31, 2016, the Company maintains a net investment of ThCh$255,896,603 in Paraguay, composed by the recognition of assets amounting to ThCh$290,837,728 and liabilities amounting to ThCh$34,941,125. These investments reported 7.8% of the Company’s consolidated sales revenues.

As of March 31, 2016, the Paraguayan Guarani devaluated 2.2% with respect to the Chilean peso.

If the exchange rate of the Paraguayan Guaraní devaluated an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operations in Paraguay of ThCh$342,256, and  decrease in equity of ThCh$11,850,403 originated by lower asset recognition of ThCh$13,659,123 and lower liabilities recognition of ThCh$1,808,720.

b) Net exposure of assets and liabilities in foreign currency: the risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

As of March 31, 2016, the Company maintains a net liability position totaling ThCh$394,352,453, basically composed of obligations with the public and bank liabilities for ThCh$409,397,922 offset partially by financial assets denominated in dollars for ThCh$15,045,469.

Of total financial liabilities denominated in US dollars, ThCh$24,262,922 come from debts taken by the Brazilian operation and are exposed to the volatility of the Brazilian Real against the US dollar. On the other ThCh$385,135,000 of US dollar liabilities correspond to Chilean operations, which are exposed to the volatility of the Chilean Peso against the US dollar

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U.S. dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

The Company’s net exposure as of March 31, 2016 to foreign currency over existing assets and liabilities, discounting the derivatives contracts, is an asset position of ThCh$11,696,469.

c) Assets purchased or indexed to foreign currency exposure: this risk originates from purchases of raw materials and investments in property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

Annual purchases of raw materials denominated or indexed in U.S. dollars, amounts to 19% of our cost of sales or approximately US$340 million.

In addition, and depending on market conditions, the Company enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollar, which mainly correspond to payment to suppliers of raw materials and fixed assets. US$91.5 million for future purchases have been hedged as of March 31, 2016.

According to the percentage of purchases of raw materials which are carried out or indexed to U.S. dollars, a possible change in the value of the US dollar by 5% in the four countries where the Company operates, and excluding derivatives contracts taken to mitigate the effect of currency volatility, keeping everything constant, would lead to a lower accumulated result amounting to ThCh$991,749 as of  March 31, 2016. Currently, the Company has contracts to hedge this effect in Brazil and Chile.

Commodities risk

The Company is subject to a risk of price fluctuations in the international markets for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. The possible effects in these consolidated financial statements, in case of a 5% increase in prices of its main raw materials, would be a reduction of ThCh$ 3,347,522 in earnings for the period ended March 31, 2016. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

Liquidity risk

The products we sell are mainly paid for in cash and short term credit, therefore the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover  the investments necessary for  the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets  (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings

The following table presents our contractual and commercial obligations as of March 31, 2016:

	Año de vencimiento
Item	1 year	More 1 year up to 2	More 2 year up to 3	More 3 year up to 4	More 4 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	23,117,014	25,340,324	2,571,827	1,095,635	283,861
Bonds payable	48,625,862	48,268,325	44,794,670	44,572,350	827,302,115
Lease obligations	7,565,199	3,871,732	2,762,615	2,009,283	15,086,935
Purchase obligations	118,055,161	7,205,686	2,562,487	2,117,224	9,155,382
Total	197,363,236	84,686,067	52,691,599	49,794,492	851,828,293

NOTE 23 —  EXPENSES BY NATURE

Other expenses by nature are:

	01.03.2016	01.01.2015
Details	03.31.2016	03.31.2015
	ThCh$	ThCh$

Direct production costs	205,300,396	229,603,483
Payroll and employee benefits	66,225,334	69,888,333
Transportation and distribution	40,516,238	48,179,835
Marketing	9,781,759	13,445,842
Depreciation and amortization	23,260,378	25,959,283
Repairs and maintenance	7,005,183	7,163,789
Other expenses	40,610,231	43,536,142
Total	392,699,519	437,776,707

NOTE 24 —  OTHER INCOME

Other income is detailed as follows:

	01.01.2016	01.01.2015
Details	03.31.2016	03.31.2015
	ThCh$	ThCh$

Gain on disposal of property, plant and equipment	94,223	90,489
Others	26,465	75,149
Total	120,688	165,638

NOTE 25 —  OTHER EXPENSES

Other expenses are detailed as follows:

	01.01.2016	01.01.2015
Details	03.31.2016	03.31.2015
	ThCh$	ThCh$

Tax on bank debits	2,008,763	2,204,239
Contingencies and associated fees	1,535,864	1,528,464
Disposal and write-off of property, plant and equipment	48,549	126,957
Severance restructuring	—	399,236
Others	181,807	91,571
Total	3,774,983	4,350,467

NOTE 26 —  FINANCIAL INCOME AND EXPENSES

Financial income and expenses are detailed as follows:

a)             Finance income

	01.01.2016	01.01.2015
Description	03.31.2016	03.31.2015
	ThCh$	ThCh$
Interest income	2,447,677	2,255,445
Other interest income	310,494	284,388
Total	2,758,171	2,539,833

b)             Finance expenses

	01.01.2016	01.01.2015
Description	03.31.2016	03.31.2015
	ThCh$	ThCh$
Bond interest	10,091,676	11,092,647
Bank loan interest	995,599	2,925,891
Other interest costs	1,276,562	1,380,978
Total	12,363,837	15,399,516

NOTE 27 —  OTHER GAIN AND (LOSSES)

Other gains and (losses) are detailed as follows:

	01.01.2016	01.01.2015
Details	03.31.2016	03.31.2015
	ThCh$	ThCh$
Gains (loss) on derivative transactions raw materials	(4,062)	(1,346,256)
(Losses) gains on ineffective portion of hedge derivatives (see note 20 b)	(864,953)	20,316
Other income and (expenses	5,086	(20,802)
Total	(863,929)	(1,346,742)

NOTE 28 —  THE ENVIRONMENT

The Company has made disbursements totaling ThCh$780,767 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others.

These disbursements by country are detailed as follows:

	Period ended 2016		Future commitments
Country	Recorded as expenses	Capitalized to property, plant and equipment	To be Recorded as expenses	To be capitalized to property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	58,721	—	—	—
Argentina	242,138	715	289,429	—
Brazil	43,091	4,919	124,094	95,553
Paraguay	86,788	344,395	—	—
Total	430,738	350,029	413,523	95,553

NOTE 29 -  AUDITOR’S FEES

Details of the fees paid to the external auditors are as follows

Description	2016	2015
	ThCh$	ThCh$
Remuneration of the Auditor for auditing services	828,567	986,827

NOTE 30 —  SUBSEQUENT EVENTS

The shareholders’ meeting held on April 21, 2016, resolved to distribute the following dividends:

a)             A final dividend against 2015 fiscal year profits, payable in May 2016 by the following amounts:

$17,00 per series A shares

$18,70 per series B shares

b)             An additional dividends against accumulated profits payable in August 2016 by the following amounts:

$17,00 per series A shares

$18,70 per series B shares

Except as provided above there are no subsequent events that may significantly affect the Company’s consolidated financial position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, May 11, 2016